Exhibit 9

National Reform Programme

2022
Abridged version

National Reform Programme

2022

Abridged version

Submitted by Prime Minister

Mario Draghi

and Minister of the Economy and Finance

Daniele Franco

Adopted by the Council of Ministers on 6 April 2022 and endorsed by the Parliament on 20 April 2022

FOREWORD
In 2021, the Italian economy posted a strong recovery, as GDP grew by 6.6 percent in real terms and the general government deficit and debt ratios to GDP fell more sharply than expected, to 7.2 percent and 150.8 percent, respectively, from 9.6 percent and 155.3 percent in 2020.
Italy's Q4-to-Q4 GDP growth in 2021 was the highest among the large European economies, thanks also to the policies adopted by the Italian Government to support households and businesses and to the success of the anti-Covid vaccination campaign.
In the final months of the year, the economic environment deteriorated, not only because of the surge in Covid-19 infections caused by the spread of the Omicron variant, but also because of the exceptional increase in the price of natural gas, which drove up electricity tariffs and emission rights (ETS) prices. The consequent increase in the inflation rate, which has been shared by all advanced economies, albeit to a varying degree, has led the main central banks to reverse their monetary policy stance towards restriction or, in the case of the European Central Bank, to signal a future move in that direction. As a result, interest rates rose, and the spread between the yield on Italian government bonds and that on German Bunds widened. Even so, the growth outlook at the start of the year, although revised slightly downwards, remained largely favourable.
In February, following a military escalation, Russia launched its invasion of Ukraine, to which the European Union, the G7 and numerous other countries responded with a series of economic sanctions. The war led to a further increase in the prices of energy, foodstuff, metals, and other raw materials and to a further decline in business and household confidence. In Italy, consumer inflation rose to 6.7 percent in March, and core inflation (net of energy products and fresh food), albeit much more moderate, reached 2 percent.
In view of these developments, the growth outlook for the economy is now weaker and much more uncertain than at the beginning of the year. In updating the official forecast of this Document, the worsening of the economic scenario is determined by the trend of exogenous variables - from energy prices to interest rates, from the trade-weighted exchange rate of the euro to the lower expected growth of Italy's export markets. These variables are now all less favourable than they were in September, when the previous official forecast was published in the Update of the Stability Programme and in the Draft Budgetary Plan (DBP) for 2022.
Given a fourth-quarter GDP level closer to the pre-crisis high than previously estimated and to the economic impact of the war in Ukraine, the baseline GDP growth forecast (under existing legislation) for this year is revised down compared to the DBP, from 4.7 percent to 2.9 percent. The one for 2023 is also cut from 2.8 percent to 2.3 percent, while for 2024 the forecast is revised only slightly, i.e.,

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from 1.9 percent to 1.8 percent. The forecast for 2025 is set at 1.5 percent, following the approach according to which the three-year projection converges towards the “potential” growth rate of the Italian economy, which is currently estimated at 1.4 percent. This estimate assumes the implementation of the investment and reform programme envisaged in the National Recovery and Resilience Plan (NRRP).
In light of the many unknowns of the current situation, the baseline forecast is characterised by significant downside risks, including the possible interruption of natural gas inflows from Russia, which accounted for 40 percent of Italy's imports in 2021. Although this risk is already partly incorporated in current gas and oil prices, it is reasonable to assume that a complete shutdown of Russian gas would cause further price increases, which would negatively affect GDP and push up inflation further. In such a scenario, average annual growth in 2022 could fall below the 2.3 percent inherited from 2021.
Already last year, the Italian Government responded to the sudden increase in energy prices with measures to contain costs for gas and electricity users. Such measures - which have been implemented since the third quarter of 2021 - amounted to 5.3 billion in terms of general government net borrowing in 2021 and 14.7 billion for the first half of this year, when measures were added also in favour of large companies, including energy-intensive ones, to contain fuel costs and to support the transportation sector. As a result of these measures, the increase in energy bills paid by businesses and households in the first half of the year is estimated to be at least a quarter lower than it would have been without such interventions.
Additional measures were adopted in the early months of the year in favour of specific categories (non-repayable grants and support for business liquidity), measures to cover part of the costs of regions and local authorities, and measures for the health sector (for a total of another 4.1 billion in 2022).
The Italian Government is also working on a broader and more structural response to the energy crisis, both through actions at the national level and through active participation in the formulation of European policies. On the national front, in agreement with the companies in the sector, an effort is being made to broaden and diversify gas supplies by making greater use of Italy’s southern pipelines, as well as to increase LPG imports and regasification capacity. An increase in domestic production of natural gas and biomethane will also be promoted.
The commitment of the Italian Government and gas companies to diversify gas supply sources is accompanied by growing efforts to rapidly reduce dependence on fossil energy sources by boosting the installation of electricity generation capacity from renewable sources. This line is consistent with the European Commission's recent REPowerEU communication, which emphasises the development of biofuel production and a concerted EU-wide policy for gas acquisition and the imposition of minimum storage levels, while also calling on Member States to curb energy consumption by increasing the energy efficiency of buildings and saving measures, for example on indoor temperatures.
The Commission also proposes, in line with the position expressed by Italy, to revise and improve the mechanisms for the functioning of gas and electricity

IV	MINISTRY OF ECONOMY AND FINANCE

FOREWORD

markets, without undermining the principles of transparency and competitiveness on which they are based.
The main objective in responding to the current energy crisis is to accelerate the ecological transition while securing gas supplies, which represent the bridge to a decarbonised and sustainable economy, and improving the structure and the transparency of the energy markets.
More generally, the difficult phase we are going through should not be a distraction, but rather reinforce the commitment of all administrations and levels of government to effectively implement the NRRP and its largest ‘mission’ in terms of investments and other outlays, namely ecological transition. The completion of the first instalment of the NRRP at the end of 2021, with the disbursement of the relevant funds by the Commission, was indeed a first important achievement.
The past year was also characterised by bottlenecks in international transport and logistics, as well as shortages of crucial products in modern industrial supply chains such as semiconductors. The automotive industry has been particularly affected, not only because of insufficient availability of electronic components and consumers' uncertainty about the timing of the phasing out of conventional cars, but also because of difficulties in reconverting the conventional car industry.
With regard to industrial policy, new funds have been allocated to support the car industry (both in terms of sales of non-polluting vehicles and support for innovation and reconversion of the production chain) and to sustain investments in the semiconductor industry.
Further measures will be issued in April. However, before describing what the next steps will be, it is worth considering the starting point in terms of public finance.
As mentioned, the year 2021 saw a significantly lower than expected general government deficit. Data on the cash requirements of the State sector shows that public finance developments remained favourable in the first quarter of this year. The new projections show lower general government deficits than projected for 2022-2024 in the DBP policy scenario, especially for 2022. This reflects sustained and higher-than-expected tax and social security contribution revenues and lower expenditure. Recent measures to lower energy costs have been funded in a way that does not raise the deficit compared to the announced target.
The general government deficit in the baseline scenario is 5.1 percent of GDP this year and is projected to fall to 2.7 percent of GDP in 2025. Against these projections, the Government has decided to confirm the DBP nominal deficit targets for 2022-2024. This entails a deficit path starting from 5.6 percent of GDP this year and declining to 2.8 percent in 2025 and creates room for new expansionary measures amounting to 0.5 percentage points of GDP this year, 0.2 in 2023 and 0.1 in 2024 and 2025.
Using these budgetary margins, the Italian Government will prepare a new decree-law to restore some funds that were used to cover the recent Decree-Law No. 17, integrate the resources intended to compensate for the increase in the cost of public works in the face of the dynamics of the price of energy and raw materials, and intervene again to contain the cost of fuel and energy. Instruments will also be put in place to support the companies most affected by the sanctions against Russia;

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to this end, the Guarantee Fund for SMEs will also be refinanced. Finally, additional resources will be made available to provide assistance to Ukrainian refugees.
Taking into account these measures, the policy scenario is characterised by GDP growth that is slightly higher than the baseline, especially in 2022 and 2023, when GDP is expected to grow by 3.1 percent and 2.4 percent, respectively, with positive repercussions on employment growth.
As mentioned above, in the policy scenario the general government deficit target is unchanged from the DBP for the years 2022-2024 and declines below 3 percent in 2025. The path of the structural balance is only slightly higher than that of the DBP due to a different quantification of one-off measures but in any case envisages improvements in the structural balance throughout the planning horizon. The debt-to-GDP ratio will fall from 150.8 percent in 2021 to 141.4 percent in 2025.
The decision to confirm deficit targets that were set under more favourable economic circumstances testifies to the attention of the Government towards the sustainability of public finance. Even at this difficult time, when public finance is called upon to respond to multiple needs of both a cyclical and structural nature, the sustainability of public accounts is confirmed. Indeed, longer-term projections show that the gradual improvement of the budget balance in the years after 2025 and the full implementation of the reform programme outlined in the NRRP will make it possible to bring the debt-to-GDP ratio below the pre-pandemic crisis level (134.1 percent) by the end of the decade.
At the same time, it remains imperative for the Government to continue working to promote higher and sustainable economic growth. Already last year, it repeatedly laid the foundations for raising the economy's growth potential. More than 320 billion has been allocated for public investment, adding to the resources provided for in the NRRP those of the Supplementary Fund and those earmarked by the 2022 Budget Law. Incentives for private investment and, in particular, incentives for research have been extended over time to provide greater planning certainty. New instruments have also been created to support basic and applied research.
The reform of the Personal Income Tax (IRPEF) and the cut in the Regional Tax on Production Activities (IRAP) reduce the tax burden on households and businesses, which will have positive effects on employment and the labour market. In addition, the introduction of the universal child benefit, the development of early education infrastructure, and the support for home buying in favour of young people are examples of the broader action that the Italian Government is taking in favour of families and the birth rate, also in light of adverse demographic trends.
The current situation should not make us turn our attention away from the structural policies that have already been launched in the strategic sectors of the ecological and digital transition, the competitiveness of the economic system, health and welfare, with particular regard to the structure of the pension system; for this latter, it will be necessary to find solutions that allow for flexible exits and a strengthening of supplementary pensions, while fully respecting the sustainability of public debt and of the pay-as-you-go system. Retirement prospects for younger generations will also have to be carefully analysed.

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FOREWORD

In conclusion, the policy objectives of the Document are based on a scenario in which the economy is slowing down but is still registering a significant annual growth. The budgetary margins resulting from the confirmation of the targets set in the DBP will be used to further support the productive system, households and to carry out planned investments.
However, there is considerable uncertainty related to international political and economic factors. If the global scenario deteriorates further, annual growth is likely to be lower than that resulting from the carry-over of the 2021 result.
The Italian Government will not hesitate to intervene as decisively and rapidly as possible to support Italian households and businesses.
The Italian Government is committed to strongly accelerating the diversification of energy sources and the achievement of greater national energy autonomy.
The pressing problems we are currently facing must not divert our attention from medium and long-term objectives. The NRRP and all the initiatives aimed at making our economy more sustainable must be fully implemented: we must boost investment in human and physical capital and raise the employment rate and productivity growth.

Daniele Franco
Minister of Economy and Finance

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TABLE OF CONTENTS
FOREWORD	III

I. UPDATE OF THE REFORM STRATEGY	1

I.1 INTRODUCTION	1
I.2 RESPONDING TO NEW CHALLENGES	1

II. MACROECONOMIC SCENARIO	5

II.1 MACROECONOMIC FRAMEWORK OVERVIEW	5
II.2 MACROECONOMIC IMPACT OF THE NRRP AND REFORMS	7

III. POLICY RESPONSES TO THE COUNTRY’S MAIN CHALLENGES	11

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X	MINISTRY OF ECONOMY AND FINANCE

I.	UPDATE OF THE REFORM STRATEGY
I.1.	INTRODUCTION
The National Recovery and Resilience Plan (NRRP) is the most comprehensive and structured reform, innovation and investment revival programme of recent decades. Its formulation and concrete implementation have been, and will be in the coming years, a major challenge at a technical, organisational and coordination level between administrations and levels of government.
Given the constantly evolving economic, technological and geopolitical European and global context, it is appropriate to accompany the periodic reporting on the progress of the NRRP with an annual update of the Italian Government's economic and social policy and reform strategy.
Although the National Reform Programme was presented less than a year ago, and only nine months have passed since its finalisation, which was also the result of an intense dialogue with the European Commission, the European and global situation has changed to such an extent as to require an update on the overall reform strategy.
Consequently, this edition of the National Reform Programme (NRP) is not a mere fulfilment of the European Semester and a chapter of the Economic and Financial Document required by national legislation, but rather an opportunity to update the reform strategy in light of a changed global context.
I.2.	RESPONDING TO NEW CHALLENGES
The main areas of focus for reform and investment in the NRRP and other policy initiatives are presented in Chapter III. This section highlights the areas where new initiatives are taking place.
Energy transition and diversification of supply sources
The energy sector is the area that has experienced the most significant changes since last summer, both in Europe and globally. Since late spring 2021, the price of natural gas has risen sharply, also relative to the price of oil. The recovery in global gas demand has been accompanied by supply shortages due not only to climatic events and technical accidents, but also to geopolitical factors, and, most recently, the military attack against Ukraine by the Russian Federation.
The resulting huge increase in gas prices has also caused a surge in electricity prices in Europe. Emission allowance (ETS) prices have also risen sharply. In the first few months of this year, especially after the Russian attack on Ukraine, oil reached price levels unprecedented in the last ten years. Gas reached a new high on 8 March, but then fell to levels just above those of December but equal to

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almost five times the average level for the 2020-2021 thermal year. The market remains influenced by fears of interruption of gas (and oil) inflows from Russia, both as a possible form of tightening of EU sanctions and as a means of exerting pressure from the Russian side.
All this creates a supply shock to which our country is highly exposed, both because natural gas accounts for 31 per cent of national energy consumption1 and 57 per cent of electricity is produced by thermal power plants (mainly gas-fired)2, and because Russia is Italy's main supplier (accounting for 40 per cent of Italian gas imports in 2021)3.
The response to rising gas prices and the Ukrainian crisis is based on the following priority actions:
•	Accelerating the installation of electricity generation capacity from renewable sources in order to rapidly reduce the output of thermal power plants;
•	Relaunching domestic production of natural gas and biomethane;
•	Diversifying import sources by making greater use of the southern pipelines and increasing LNG imports, including by increasing regasification capacity.
•	Reducing gas consumption by improving the thermal efficiency of buildings, thus promoting a reduction in indoor temperatures and greater use of heat pumps.
Accelerating the transition to renewable energy sources is the most important initiative in the medium and long term. However, as the European Commission also argued in its recent REPowerEU communication4, immediate actions are also needed to coordinate the gas supply of EU countries, the efficient circulation of available gas and the gas storage policy. Such actions would be even more essential if Europe were to move towards extending sanctions to the energy sector.
That said, the development of renewable sources remains the main road to decarbonising the economy and reducing the country's dependence on imported fossil fuels. The Italian Government has actively worked to streamline sectoral regulations and speed up the approval of wind and photovoltaic generation projects.
Development of production chains linked to the ecological transition
The push towards renewables also raises the question of the related industries. Indeed, in the coming years demand for photovoltaic panels and wind turbines will be huge and, in addition, we must seize the production and employment opportunities created by investment in renewables. The projects for the development of production chains for the ecological transition contained in the NRRP and the instruments to support research and development and initial industrialisation such as the Important Projects of Common European Interest (IPCEI) are key levers for promoting production growth in renewables and in the production and use of hydrogen in industry and mobility.
The Italian Government is working to optimise the use of all instruments to support research and development and investments in new production capacity.

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1 2020 Italian energy balance.
2 Source: Terna for 2021, see Monthly Report on the Electricity System, December 2021.
3 Source: Italian Ministry of Ecological Transition - DGISSEG
4 European Commission, REPowerEU: Joint European Action for more affordable, secure and sustainable energy, Communication to the EU institutions, 8 March 2022.

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Particular attention will be paid to the photovoltaic sector, which is expected to relaunch the production of advanced solar panels in Italy and develop the upstream and downstream sectors of this production, and to the hydrogen sector. An increased presence in the wind power sector, which will be the subject of concrete studies and industrial initiatives, is also desirable and will be an essential component for achieving the goal set out in the Ecological Transition Plan of 72 per cent of electricity produced from renewable sources by 2030, up from 35 per cent in 2021.
Industrial policy for leading sectors such as chips and electric cars
Another issue that has emerged strongly over the past year is the global shortage of semiconductors and, more generally, Europe's dependence on components and products imported mainly from Asia, and how much ground the EU has lost to international competition in several key industries over the past two decades. In a context where China, other Asian countries and even the United States have launched major initiatives to support the semiconductor industry, Europe is finally responding with initiatives that aim at preserving fair competition and the integrity of the single market, while at the same time providing the possibility for Member States to support private sector investment in research and new production capacity. For instance, this is the spirit of the recent European Chips Act, which foresees the possibility of public subsidies for innovative first-of-a-kind plants. The Italian Government has already responded to these new conditions by increasing the resources available through the recent Decree-Law No. 17/2022, which allocates 150 million for this year and 500 million a year from now until 2030 to support investments in the microprocessor industry and in new industrial applications of innovative technologies.
The automotive and components industry is known to be undergoing a major transition towards non-polluting vehicles. Battery-powered electric vehicles (BEVs) are now expected to be the dominant technology in the coming decades, although some manufacturers have great faith in fuel cells as a potential winner for long-distance trucks. The Italian supply chain really specialises in traditional cars with internal combustion engines. Therefore, there is a need for companies in the sector to convert to electric mobility, autonomous and assisted driving and numerous other innovations.
On the demand side, in recent quarters car sales have suffered not only from the shortage of semiconductors, but also from consumer uncertainty about the timing of the phasing-out of conventional cars and the insufficient development of charging infrastructure for electric cars. In view of these factors, the above-mentioned Decree-Law No. 17/2022 allocates 700 million for 2022 and one billion per year for the 2023-2030 period to encourage the purchase of cars with low or no environmental impact and, on the supply side, to support research, innovation and investment in related industries. In addition, the NRRP already contains a project line to provide subsidies for a first gigafactory for the production of batteries for BEVs.

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Education, training, research, retraining and job placement
The Italian Government's commitment to supporting research, innovation and industrial investment has also led to a series of measures included in the 2022 Italian Budget Law and in legislation adopted in the first quarter. The common thread connecting these measures is the need to continue improving the country's attractiveness as a destination for domestic and foreign investment and to revitalise the sectors most exposed to technological changes.
In order to take full advantage of the opportunities offered by the current innovation phase and by the changes in global value chains, it is also necessary to have adequate human resources. The NRRP includes numerous projects aimed at improving education and training, strengthening doctoral programs and university research, promoting STEM disciplines and realigning skills with the needs of the productive system.
Social inclusion, job placement and reintegration are among the priority objectives of the NRRP. The “Active labour market policies” component of NRRP Mission 5 can count on 6.66 billion in resources to design a new paradigm for active policies and overcome problems that slow down their implementation by systematically integrating them with other policies, first and foremost vocational training. Job Centres will be strengthened, both in terms of the capillarity of access points and the number of staff, and in terms of the quality of services and measures offered.
As part of the active policies promoted by the NRRP, the National Guarantee Programme for the Employability of Workers (Garanzia di occupabilità dei lavoratori, GOL), which is currently being launched, was adopted in November with an inter-ministerial decree. A total of 4.4 billion have been allocated to it, plus 600 million for strengthening the Job Centres and 600 million for strengthening the dual system. The main objectives of the programme are to reach at least 3 million beneficiaries by 2025 and for at least 800,000 of them to be involved in training programmes, of which 300,000 to improve digital skills. The programme also foresees that by 2025, 500 Job Centres will achieve the objectives of the regional plans and that 135,000 young people will participate in the dual system by 2025.

4	MINISTRY OF ECONOMY AND FINANCE

II.	MACROECONOMIC SCENARIO
II.1.	MACROECONOMIC FRAMEWORK OVERVIEW
After a sharp contraction in 2020, the global economy grew at a robust rate in 2021, far exceeding pre-crisis levels, partly due to the increasing availability of Covid-19 vaccines. Towards the end of the year, the first signs of a slowdown emerged following the spread of new variants of the virus and the resulting restrictions on social contacts and selective lockdowns in some countries. The rapid growth in demand, as supply failed to adjust in time, led to global inflationary pressures, which became more pronounced from the second half of 2021 onwards and strengthened further in the final months of the year. Geopolitical tensions and Russia's military invasion of Ukraine exacerbated price volatility, which spread to all commodities. The onset of the conflict between Russia and Ukraine, together with the continuing pandemic, shift downside the risks for the global scenario.

In 2021, the Italian economy posted a strong recovery. Compared to the previous year, gross domestic product (GDP) increased by 6.6 per cent in real terms, exceeding the NADEF 2021 estimate. However, the pace of growth was slowed in the final months of the year by the fourth wave of the Covid-19 outbreak and the surge in natural gas and electricity prices. The year 2022 began with a halt in industrial production and construction, strong inflationary pressures, rising interest rates and a widening spread between Italian government bonds and Bunds.
This already complex scenario was compounded at the end of February by Russia's military attack on Ukraine; international tensions affected the rise in natural gas and oil prices, which reached a new high on 8 March, followed by a correction. The military crisis in Ukraine also caused a marked increase in food commodity prices, which may have further impacts on inflation.
As to the Covid-19 pandemic, in light of the trend in infections and hospitalisations, the Italian Government ended the state of emergency on 31 March and adopted a roadmap for the removal of existing anti-Covid restrictions5. Nevertheless, the pandemic is still ongoing and remains a drag on global economic activity.
Regarding the outlook for the coming months, the most recent household and business confidence indicators6 showed a deterioration, which was more marked for households and less pronounced for businesses. In contrast the construction sector confidence index reached a new high in March, although a high proportion of companies reported upward pressure on prices.

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5 The provisions are contained in Decree-Law No. 24/2022 of 17 March 2022.
6 March 2022.

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Based on the latest available data, nowcasting models indicate that the 0.6 per cent cyclical increase recorded in the fourth quarter of 2021 was followed by a 0.5 per cent contraction in GDP in the first quarter of this year, mainly attributable to a contraction in industrial value added. Quarterly GDP growth is expected to recover moderately in the second quarter, mainly driven by services. The latter assessment, however, presents downside risks.
For this year, the baseline scenario (under existing legislation) estimates that the economy will grow by 2.9 per cent in terms of real GDP. In 2023, also as a result of the ongoing economic tensions, real GDP growth will slow to 2.3 per cent. In 2024-25, GDP will increase by 1.8 per cent and 1.5 per cent, respectively. The value for 2025 also reflects the customary approach of converging the three-year forecast to the potential growth rate of the Italian economy7.

TABLE II.1: SUMMARY MACROECONOMIC BASELINE SCENARIO (1) (percentage changes, unless otherwise indicated)
	2021	2022	2023	2024	2025
GDP	6.6	2.9	2.3	1.8	1.5
GDP deflator	0.8	3.0	2.1	1.8	1.8
Consumption deflator	1.7	5.8	2.0	1.7	1.8
Nominal GDP	7.5	6.0	4.4	3.6	3.3
Employment (AWU) (2)	7.6	2.5	2.2	1.6	1.3
Employment (WF) (3)	0.8	1.8	1.7	1.2	1.0
Unemployment rate	9.5	8.7	8.3	8.1	8.0
Current account balance (balance in % GDP)	3.3	2.3	2.7	2.8	2.8
(1)  Any inaccuracies are due to rounding.
(2)  Employment expressed in terms of standard work units (AWU)
(3)  Number of employed people according to the Continuous Labour Force Survey (Rilevazione Continua delle Forze Lavoro, RCFL).

In line with what has already been done in the past months, the Italian Government is ready to adopt further measures to cushion the impact of the increase in energy prices on businesses and families, as well as to alleviate the economic impact of the ongoing conflict in Ukraine on Italian companies and to improve the competitiveness and attractiveness of our country. In addition, support will continue to be given to the health system's response to the pandemic and to the sectors most affected by the pandemic emergency. Finally, measures have already been financed and are in the process of being defined to support the automotive sector and in particular the sales of cars with low environmental impact, as well as the semiconductor sector. The forthcoming and already adopted government measures will contain the adverse effects on the system and on economic operators of this difficult moment in history.

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7 The latter, assuming the implementation of the investment and reform programme envisaged in the NRRP, is estimated at 1.4 per cent.

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II. MACROECONOMIC SCENARIO

II.2.	MACROECONOMIC IMPACT OF THE NRRP AND REFORMS
In view of the close link between the NRP and the implementation of the NRRP, this section provides an updated assessment of the estimates of the overall macroeconomic impact of the NRRP expenditure measures using early available information on the disbursements incurred in the years 2020 and 20218. In addition, in compliance with the indications provided by the European Commission regarding the content and format of national NRPs, the impact assessments of some reforms are also reported9. In most cases, the assessment was carried out with reference to the long-term structural effects of the reforms. For reasons of prudence, and considering the margins of discretion inherent in the assessment exercise, the short- to medium-term macroeconomic framework of the Stability Programme (SP) does not take into account these estimates of structural impact.
The assessment of the macroeconomic impact of the NRRP was carried out considering only the resources that finance additional projects10, not taking into account the measures contained in the Plan that would have been implemented even without the introduction of the NRRP. These are RRF loans and grants (124.5 billion), REACT-EU funds (13.9 billion)11, the anticipated resources of the Development and Cohesion Fund (15.6 billion) and those allocated through the Complementary Fund (30.6 billion), for a total of approximately EUR 184.7 billion.
The results of the simulations are described in Table II.2, which shows the impact of the Plan on the main macroeconomic variables. In order to compare the results contained in this document with the simulations conducted in April 2021, the table also shows the differential in terms of impact on GDP between the two versions.

TABLE II.2: NRRP MACROECONOMIC IMPACT (percent deviations from the baseline scenario)
	2021	2022	2023	2024	2025	2026
GDP	0.2	0.9	1.5	2.1	2.8	3.2
Private consumption	-0.3	-0.8	-0.7	-0.3	0.5	1.5
Total investment	2.1	6.5	9.6	11.2	11.7	10.1
Imports	0	0.6	1.4	2.2	3.0	3.6
Exports	-0.1	-0.5	-0.5	0.2	1.1	2.2
GDP differential (PNR2022 - NRRP2021)	-0.4	-0.3	-0.4	-0.4	-0.3	-0.4
Notes: MEF-DT elaboration, QUEST-III R&D model.

In 2026, the final year of the Plan, GDP would be 3.2 percentage points (p.p.) higher than in the baseline scenario as a result of the planned expenditure12. When comparing the results with the simulations carried out in April 2021, it emerges that

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8 The previous assessment of the macroeconomic impact of the NRRP at both the overall level and that of individual missions was conducted in April 2021 and is reported in Chapter 4 of the Italian NRRP.
9 The methodology followed for the assessments and the summary information set out in Table 3 of the Commission's 2022 NRP guidelines are set out in detail in a dedicated appendix (Appendix 1).
10 Or projects that would have been carried out at a different time or in a different sector in the absence of the Plan.
11 This amount does not include the tranche of about 400 million for technical assistance.
12 Which does not take into account these expenses.

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the impact on the level of GDP is now slightly lower, with the difference being attributable mainly to two factors. First, in April 2021 a similar time pattern of expenditures between the Complementary Fund and the rest of the Plan was assumed. In the current version, however, around EUR 9.5 billion of the Fund will be used after 2026. Another factor that affects the simulation results is the different and less rapid dynamics of the overall expenditure schedule than previously assumed.
Regarding the reforms, the macroeconomic impact assessment was carried out for the following areas: household tax and benefit; banking system and capital market; education and research; active labour market policies; Public Administration (PA); justice; competition and procurement. These are only a part of the structural reforms described in detail in the next chapter, i.e., those for which quantitative targets can be identified and for which the assumptions needed for the simulations are less arbitrary and more robust13.
With reference to tax measures, the introduction of the Universal Single Allowance (Assegno Unico e Universale) for children and the first module of the Personal Income Tax (IRPEF) reform have been assessed with the ITEM model. The two reforms determine a positive and increasing impact on GDP, equal to 0.5 p.p. in 2025 (Table II.3).
The macroeconomic impact of the measures on corporate crisis and reorganisation, introduced in 2021 together with the identification of instruments able to identify insolvency cases, was quantified with the ITFIN model, assuming that the percentage incidence of non-performing loans (NPLs) on total loans in the Italian banking system would reach the Euro Area value. The reduction in the stock of NPLs has a positive effect on economic growth: at the end of the fourth year real GDP would be about 0.2 p.p. higher than in the baseline scenario (Table II.3).

TABLE II.3: EFFECTS ON REAL GDP OF THE FIRST MODULE OF TAX REFORM AND INTERVENTIONS IN THE BANKING SYSTEM (percent deviations from the baseline scenario)
	2022	2023	2024	2025
Universal single allowance for children and first tax reform module	0.2	0.4	0.5	0.5
Interventions in the banking system and capital markets	0.0	0.1	0.1	0.2
Notes: MEF-DT elaboration, ITEM and ITFIN model.

The macroeconomic effects of the other reform measures envisaged in the NRRP have been assessed with the QUEST model. The impacts on real GDP in the short, medium and long term are shown in Table II.4, while further details are reported in Appendix 1.
For the education reform, the effects in terms of reducing school drop-outs, improving human capital and the quality of school and university supply have been considered. These interventions have a significant impact in the long run, where the level of GDP is 3 p.p. higher than in the baseline scenario.
The reform of active labour market and training policies envisages that a large part of the funds will be directed to the National Guarantee Programme for the

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13 See Appendix 1 for details.

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Employability of Workers (Garanzia di Occupabilità dei Lavoratori, GOL) and the adoption of the National New Skills Plan. It has been assumed that these and other interventions will lead to an increase in labour market participation rates. The reform has a significant impact on GDP already in 2026, while in the long run GDP increases by 2.5 p.p. compared to the baseline scenario.

TABLE II.4: EFFECTS ON REAL GDP OF REFORMS IN EDUCATION AND RESEARCH, LABOUR MARKET, PUBLIC ADMINISTRATION, JUSTICE, COMPETITION AND PROCUREMENT (percent deviations from the baseline scenario)
Reforms	2026	2030	Long term
Education and research	0.5	0.9	3.0
Active labour market policies	1.2	1.8	2.5
Public Administration	0.9	1.6	2.3
Justice	0.4	0.6	0.7
Competition and Procurement	0.6	1.0	1.7
Notes: MEF-DT elaboration, QUEST-III R&D model.

The main objective of the structural actions relating to the reform of the Public Administration envisaged in the NRRP is to make the PA more streamlined and efficient, with positive effects on productivity and the quality of human capital, together with a reduction in costs for businesses. This will have a positive effect on real GDP of 2.3 p.p. in the long run.
The measures envisaged by the NRRP in the area of justice aim at reducing the duration of civil and criminal trials (by 40 and 25 per cent respectively), as well as improving the efficiency and predictability of the judicial system. The reform increases the level of GDP in the long run by 0.7 p.p. compared to the baseline scenario.
Finally, the reforms on competition and procurement aim at increasing the level of competition and competitiveness of the production system and at simplifying the rules on public contracts. On the basis of the contents of the reforms implemented and of those that will have to be implemented in subsequent years, it has been assumed that Italy could reach the level of the best performers in the various areas considered, with an estimated impact on GDP with respect to the baseline scenario equal to 1.7 p.p. in the long run.

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III.	POLICY RESPONSES TO THE COUNTRY'S MAIN CHALLENGES
Reform of the judiciary system
The Italian judiciary system has long been confronted with two structural problems that hamper the smooth functioning of the system: the excessive length of proceedings and the high backlog of cases. In the last year, thanks to the momentum provided by the National Recovery and Resilience Plan (NRRP), the justice reform has found particular vigour in aiming to make a decisive contribution to the country's recovery.
According to the 2021 Justice Scoreboard, Italy ranks among the European countries with the highest disposition time, especially as regards the third instance of justice14. Moreover, the number of pending cases in the third quarter of 2021 stood at 1.5 million in the criminal sector (albeit down by 2.3 percent compared to the same period of 2020) and around 3 million in the civil sector, down by 5 percent compared to the same period of the previous year.
Taking into account citizens' demand for justice, but also considering the indications expressed by the European Commission in the Staff Working Document (SWD) accompanying the Council Decision on the NRRP and in the Country-Specific Recommendations (CSRs) of 2019 and 202015, with the NRRP the Government has set itself the target of reducing the duration of civil trials by 40 percent, the duration of criminal trials by 25 percent and the backlog in the civil sector by 90 percent by June 2026. The resources will be allocated first and foremost to strengthening human capital, in particular through the Trial office16, but also to the digital transformation of the judicial system and the redevelopment of real estate assets.
On the regulatory side, as envisaged in the NRRP, in 2021 the Government approved the enabling law for the reform of the civil process17, the reform of the criminal justice process18 and the decree law on insolvency reform19.
The enabling law on civil justice is based, on the one hand, on the enhancement of alternative dispute resolution tools and, on the other, on the rationalisation of trials in order to concentrate court activities in the first hearing. Among the most relevant provisions are the reduction of the cases in which the court judges in

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14 The disposition time (DT) indicator, defined as: DT = 365 * (cases pending at the end of the year/cases settled during the year), provides an estimate of the expected time to settle a case in terms of days.
15 The 2019 and 2020 CSRs call on Italy, respectively, to reduce the length of civil and criminal trials at all levels of justice and to improve the efficiency of the justice system.
16 Established by the Decree Law No. 90/2014 with the aim of reducing the time taken by justice; it provides for the judge to be supported in the preparatory activities of the trial by qualified personnel. The establishment of the Trial offices was made mandatory by the High Council of the Judiciary in July 2018.
17 Law No. 206/2021.
18 Law No.134/2021.
19 Decree Law No. 118/2021 converted by Law No. 14/2021.

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collegiate composition, the regulation of the appeal, a revision of family and child law and the introduction of the preliminary appeal in Cassation.
The draft enabling law for the reform of criminal justice aims first of all at unblocking those phases of the trial that can lead to a standstill, also by encouraging the use of alternative procedures. It sets out the principles for revising the penalty system, confirms the reform of the statute of limitations20 and introduces corrective measures to protect defendants by means of the new institution of inadmissibility due to exceeding of the time limits21. Moreover, the Government is also called upon to intervene on the issue of restorative justice. Finally, it is called upon to implement the principle of mandatory use of digital methods for filing acts and documents, for the preservation of procedural documents and for communications and notifications.
The measures foreseen in the NRRP on insolvency and already adopted in 2021 concern the amendments to the Corporate Crisis and Insolvency Code that will enter into force in time for the transposition of Directive (EU) 2019/102322, on which the Government has already intervened to make some provisions immediately operational, such as the instrument of negotiated settlement23.
Legislation authorising the recruitment of staff to work in the Trial Office - a tool with great potential that entered into force in 2021. In addition, the recruitment of technical administrative profiles is expected to take place by June to improve the efficiency of the offices' administrative machinery and to equip courts with the technical skills needed to cope with technological and digital transformation. In fact, the Government intends to put in place a number of instruments to encourage the digitisation of the judicial system.
The civil and criminal justice reforms defined in the enabling legislation will see the light in 2022 with the adoption of implementing decrees on which the Government is already working. The reform of tax justice is also a priority for the Government , given that Italy has a high backlog in this area as well24 - with the number of pending disputes increasing by 2.8 percent at the end of 2020 compared to the same period in 2019, and average trial times are very long25 and increasing further. This data require a systematic intervention to make the system more efficient, especially as regards the reduction of appeals to the Court of Cassation. In the longer term, construction works to improve the efficiency of judicial offices26 are planned, with many projects to be completed by 2026.

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20 It is reiterated that the limitation period stops with the judgment of first instance, whether of acquittal or conviction as provided by Law No. 3/2019, and it is established that the blocking of the limitation period is linked to the judgment of first instance, but no longer to the criminal decree of conviction.
21 According to this institution, failure to conclude the appeal proceedings within two years and the cassation proceedings within one year constitute grounds for declining to prosecute and, consequently, for acquittal.
22 The Code was introduced by Legislative Decree No. 14 of 2019, implementing the Enabling Law No. 155 of 2017, and is currently undergoing some revisions such as those provided for in Directive No. 1023/2019. The relevant amendments were approved by the Council of Ministers, in preliminary examination, in March.
23 Through this instrument, entrepreneurs can request the appointment of an independent expert to facilitate negotiations with creditors with a view to finding a solution to the crisis.
24 Pending disputes as at 31 December 2020 totalled 345,295.
25 According to the 2020 Annual Report on the State of Tax Litigation, the average time for tax proceedings in 2020 was 1,055 days at Regional Tax Commissions and 631 days at Provincial Tax Commissions.
26 Prison architecture projects are also planned, to be financed with resources from the supplementary fund.

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Among the reforms outside the scope of the NRRP is the draft law reforming the judicial system27, which will contribute to improving the efficiency of justice and the management of human resources, as well as strengthening the autonomy of the judiciary also through the reform of the Superior Council of the Magistracy. The Budget Law has intervened on the economic discipline of the honorary judiciary28, also to cover the costs of carrying out competitive procedures for the confirmation of honorary magistrates currently in service.
A more modern, competent and efficient public administration
The European Commission, as well as the other main international institutions29 blame the weak administrative capacity of the Public Administration (PA), especially at local level, for the lack of dynamism of public investment in Italy and underline its negative effect on the business environment.
Several years of recruitment freeze have resulted in a PA with a very high average age, lacking specific skills - especially digital skills - and penalised by low mobility and slow and rigid recruitment procedures. The pandemic has forced an acceleration of the digitisation process, thanks also to the extensive use of smart working, but much progress is still needed: according to the DESI 2021, drawn up by the European Commission, Italy ranks eighteenth in the EU in terms of digital public services. The share of people using e-government services, at 36 percent in 2020, remains well below the EU average of 64 percent.
The issue of late payment is also a key challenge: in the light of the data of May 202130, average payment times have gone from 55 days in 2018 to 45 in 2020, with 74.1 percent of invoices paid on time, but with different trends by sector and geographical area, and in any case not yet in line with the payment terms laid down by the regulations31. Reducing payment times is one of the enabling reforms of the NRRP and the first provisions were introduced in 202132.
In the 2019 CSRs, the Commission emphasised the need to strengthen the skills of public employees, accelerate digitisation and increase the efficiency and quality of local public services.
The NRRP represents a great challenge for the PA, especially at local level, and for this reason the Government has identified four main lines of action along which to intervene: improving the access mechanisms and selection procedures, and favouring the generational turnover; simplifying rules and procedures, especially to remove bottlenecks that could hinder the investments set forth by the NRRP; aligning skills with the needs of a modern administration by investing in the qualification and requalification of human resources; and favouring the digitisation, which is a cross-cutting tool to fully implement previous reforms.

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27 Project Law (AC) No. 2681.
28 In the Legislative Decree No. 116/2017.
29 The OECD, in its 2021 Economic Survey on Italy, devoted a specific chapter to the PA.
30 https://www.rgs.mef.gov.it/VERSIONE-I/i_debiti_commerciali_delle_pubbliche_amministrazioni/index.html
31 Pursuant to the Legislative Decree No. 231/2002, for all public administrations the maximum payment term is 30 days, extended to 60 days for NHS bodies or when justified by the particular nature of the contract or certain of its characteristics.
32 Art. 9 paragraph 2 of Decree Law No. 152/2021.

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Many measures provided in the NRRP and related to the PA have already been completed in 2021. Pursuant to the reform of staff selection mechanisms, the new recruitment portal ‘InPA’ for mapping job opportunities in the PA has been active since last November, procedures have been launched for the recruitment of 2,800 civil servants for the South of Italy33 and 1,000 experts34 and investments are planned for the training of civil servants35. With regard to the civil service reform and the revision of access and recruitment mechanisms, the relevant decrees36 came into force in 2021 and the process will be completed in the first half of 2022.
The measures necessary to strengthen the administrative machine and simplify the management of the NRRP were also adopted in 2021, with the definition of the NRRP governance structure, the introduction of an archiving system for audits and controls to monitor the implementation of the RRF37 and the simplification of certain procedures directly linked to the implementation of the plan38. In addition, the implementation modalities of the reform for simplification and standardisation of procedures are being defined within the framework of the Simplification Agenda (Agenda per la semplificazione)39.
The largest share of the resources allocated to the PA in the NRRP is earmarked for digitisation. Actions already taken and being implemented in 2022 include: the approval of the feasibility project for the implementation and management of the PA cloud infrastructure, the Strategic National Hub (Polo strategico nazionale, PSN)40, the establishment of the Agency for National Cybersecurity (Agenzia per la cybersicurezza nazionale, ACN) and the identification of programmes for testing the Digital Civil Service.
The NRRP also provides for strengthening the MEF's role in improving the effectiveness of the spending review process through the establishment of a scientific committee and a dedicated mission unit41, set up in 2022. The spending review process is also reinforced in the context of economic and financial planning and the annual and multi-year budget42 and the 2022 Economic and Financial Document (DEF) sets savings targets for central government.

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33 Already provided in the Budget Law for 2021 and implemented by the Decree Law No. 44 of 2021. This is a measure paid for out of the national budget.
34 Decree Law No. 80/2021. With the Prime Ministerial Decree of 12 November 2021, the resources for the relevant recruitments were allocated.
35 This also includes the “PA 110 e lode” project, which offers civil servants degree courses, specialisation courses and master's degrees on favourable terms, as well as some provisions of the Budget Law for 2022, which, for example, establishes a special fund for the training of civil servants.
36 Governed, respectively, by the Decree Law No. 80/2021 and the Decree Law No. 44/2021. See NADEF 2021 for a more extensive discussion of this topic.
37 The features of the ReGis information system are expected to be completed and put into production by June 2022.
38 These measures are regulated by the Decree Law No. 77/2021, see NADEF 2021 for details. Decree Law No. 152/2021 further intervened on simplifications.
39 Prepared on the basis of the provisions of the Decree Law No. 76/2020.
40 The call for tenders was published in January and offers can be submitted by 16 March.
41 Decree Law No. 152/2021. In order to strengthen the structures of the national General Accounting Office (Ragioneria generale dello Stato, RGS), the recruitment of 40 staff members and 10 experts is planned, as well as the possibility of using the support of companies with majority public participation.
42 As already provided n Law No. 196/2009.

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The public procurement reform process
In the 2021 CSRs, the European Commission insisted on the need to increase public investment, giving priority to sustainable and growth-friendly investments.
This cannot be done without a drastic improvement of the national institutional set-up in the field of procurement, both in terms of simplification of the rules and in terms of strengthening the professionalism of public contracting authorities. International institutions, the European Commission, the International Monetary Fund and the OECD, have in fact repeatedly stressed the need to improve the public procurement system in terms of transparency, simplification and accountability43.
Already with the 2016 Code of Public Contracts44 the legislator had intended to reorganise the entire sector in order to boost public investment. The measure was subsequently amended by a corrective decree and further actions45. The succession of such measures has resulted in an uneven and unclear legal framework, which has increased uncertainty.
The public procurement market (works, services, supplies) has a substantial impact on GDP: in 2020 (latest available data)46 it recorded a total value of 178.8 billion, an increase of 78 percent compared to 2016, the year in which the new Code of Public Contracts came into force47.
The implementation of the investment projects envisaged in the NRRP will lead to an increase in public tenders. To this end, the Government has introduced a number of urgent simplification measures48 and launched a new organic intervention on the relevant legislation, providing for the simplification, digitisation and computerisation of tender procedures and the implementation of the National Database of Public Contracts. In this database, managed by ANAC and connected in a relationship of interoperability with the telematic platforms of the contracting stations, a virtual file of the economic operator has been set up for the verification of the data concerning the participation requirements of economic operators, which can be used for several tenders49.
The measures already approved also aim, among other things, to respond to the European infringement procedures (e.g. on the subcontracting threshold)

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43 European Commission (2021), “Commission Staff Working Paper. Analysis of the recovery and resilience plan of Italy”, SWD (2021). IMF (2021), “2021 Article IV Consultation”; OECD (2021), OECD Economic Studies: Italy 2021.
44 Legislative Decree No. 50/2016.
45 For example, the so-called ‘Sblocca cantieri’ Decree Law and the so-called ‘Simplification’ one introduced a number of temporary changes to Article 36 of the Code, concerning procedures for awarding contracts below the EU thresholds, extending the thresholds for using negotiated procedures (with different indications depending on the class of tender amount).
46 Source: ANAC (2021), ‘Relazione annuale 2020’.
47 This is the total value on the basis of tenders for works, supplies and services (calls and invitations for an amount of EUR 40,000 or more). Please note that EUR 40,000 is the ordinary threshold set by the Code for direct awarding. Currently, notwithstanding the Code, and until 30 June 2023, as established by ‘Decree Law No. 77/2021, the threshold for direct awarding is set at EUR 150,000 for public works, and EUR 139,000 for services and supplies. For reasons of homogeneity of the data, the National Anti-corruption Authority’s (Autorità nazionale anticorruzione, ANAC) historical series of award procedures reports notices and invitations for an amount equal to or greater than EUR 40,000.
48 Implemented by Decree-Law No. 77/2021. Among the measures adopted are the modification of the thresholds for direct awards and the obligation of timely transmission to the ANAC database of information on the choice of contractor, award and execution of public contracts by contracting authorities.
49 Since July 2021, the Building Design Structure of the State Property Agency (Struttura per la progettazione incardinata presso l’Agenzia del Demanio) has been operating to support Public Administrations, particularly in the upgrading and refunctionalisation of public buildings.

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opened against Italy. With regard to the crucial issue of the regulation of subcontracting, the threshold rule has been totally eliminated50, as of 1 November 202151. This will encourage the participation of SMEs in the public procurement market and increase competition. As of 1 February 2022, the ban for the contractor to subcontract to persons who have participated in the tender procedure, and the obligation to indicate the third set of subcontractors when submitting a bid have been definitively dismantled52.

The Decree Law No. 77/2021 provided for simplifications in the awarding of public contracts covered by the NRRP. Amendments have also been introduced in the area of integrated procurement, in order to speed up the implementation of public contracts, and changes have been made to the replacement powers of the Single Manager of the Procedure (Responsabile unico del procedimento, RUP) in case of inertia, and to the acceleration bonuses that can be granted by the contracting authority for each day in advance of the scheduled completion date. The number of contracting authorities is reduced by changing the rules governing their qualification. The public debate rule, which is particularly relevant for measures financed in whole or in part with NRRP resources, is given a more detailed regulation. Other measures concern direct awarding of contracts for works below EUR 150,000 and the simplification of procedures for the purchase of IT goods and services instrumental to the implementation of the NRRP. Finally, the53 Steering Committee (Cabina di regia) for the coordination of public contracts has been set up, to which specific tasks have been assigned in order to pursuit the objectives of the NRRP and the revision and rationalisation of public contracts.
A most comprehensive reform of the public contract sector was initiated with the approval by the Council of Ministers of a draft law, concerning the ‘Delegation to the Government on public contracts’54 to simplify the current discipline and shorten the time frame of tendering procedures, with the aim also of facilitating the implementation of the NRRP. The final approval of the text - currently under discussion in Parliament - is expected in June, while legislative decrees must be issued by 31 March 2023. The delegation aims to restore clarity, unity and simplicity to the sector's regulations - limiting references to secondary legislation as far as possible - and to ensure consistency with the European legal framework, limiting the level of regulation to the minimum required by European directives (elimination of so-called gold plating or over-regulation). It also aims at reducing the number and upgrading of contracting authorities, and provides incentives to public administrations that contact existing central purchasing bodies.
The Presidency of the Council of Ministers (Presidenza del Consiglio dei Ministri, PdCM) and ANAC have signed a Memorandum of Understanding for the implementation of the qualification system for contracting authorities and central purchasing bodies. ANAC is called upon to set up the system and carry out a review of qualifying contracting stations and their reduction targets, and after consulting

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50 Decree Law No. 77 of 2021.
51 That is, the legal limit - initially set at 30 percent and subsequently raised to 40 percent, and until 31 October 2021 to 50 percent - on the amount of work that can be carried out by subcontractors.
52 With the provisions inserted in the European Delegated Act No. 238/2021.
53 Prime Minister Decree of 5 November 2021.
54 Project Law (A.S.) No. 2330.

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the PdCM, adopt non-binding guidelines by 31 March 2022, to give contracting authorities the opportunity to prepare for the new rules.
To encourage the process of qualification and professionalisation of contracting authorities, the NRRP has provided for resources and measures for the recruitment of staff in order to strengthen the human capital operating in the PA, thus addressing the review of the public procurement system within the broader and challenging reform of the PA, especially with regard to the digitisation and computerisation of procurement procedures and the reduction of the documentary and economic burdens on the parties involved in the procedures.
The National Public Contracts Database has assumed a pivotal role in the overall monitoring system55.
In terms of tender format and award criteria, the reform envisaged by the draft law aims at encouraging the use of flexible procedures, such as competitive dialogue, innovation partnership and competitive procedures with negotiation for the conclusion of complex public contracts, and drastically limits the use of price or cost criteria alone by providing for it only in cases of repetitive supplies of materials whose quality and price characteristics have already been identified in detail.
The delegation of power affects the entire process of public investment projects and provides for the simplification and revision of the primary legislation on planning, localisation of public works and the so-called ‘public debate’, and simplifies the procedures relating to the approval phase of public works projects.
These measures are aimed at achieving, by December 2023, the target of reducing - to less than 180 days - the time for approval of a project adopted by the implementing authority, by 100 days the average time between publication of the notice and award of the contract for contracts above the EU threshold, and by 15 percent (at least) the average time between award of the contract and completion of the work. In addition, in order to reduce the number of disputes, the delegation of powers provides for the promotion of alternative dispute resolution methods to the judicial ones, including during the contract execution phase.
Preventing and combating corruption is something linked to the issue of public procurement. The simplification of regulations and procedures, together with their digitisation and the qualification of contracting authorities - general objectives of the NRRP - are effective remedies together with the creation of a single platform for administrative transparency - created by the ANAC - in order to streamline the publication obligations of the government bodies on their own platforms.
On the international anti-corruption strategy front, as part of the G20 Presidency, in 2021 Italy promoted the adoption of the High Level Principles on Corruption on the basis of which the G20 countries committed to adopting measures to strengthen the integrity of the public sector and the public procurement system, the technical capacity of public administrations and the transparency of administrative action56 by enhancing ICT technologies in the PA, the interoperability

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55 Decree Law No. 77/2021.
56 See: G20 High-Level Principles on Corruption related to Organised Crime,
https://www.unodc.org/documents/corruption/G20-Anti-Corruption-Resources/Principles/2021_G20_High-Level_Principles_on_Corruption_related_to_Organized_Crime.pdf

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of data collected by different bodies and the exchange of information. These are issues for which the NRRP provides specific measures.
Promoting competition for a more dynamic economy
In Italy, barriers to competition are particularly marked in the services sector57, where restrictive regulations - with high entrance barriers - are found especially in professional services, retail trade and the use of concessions to award public goods, with important repercussions on productivity performance and innovation58.
The resulting competitive gap has been underlined several times by the Commission in the CSRs59, and is also noted by the OECD in the recent Economic Survey60 on Italy as well as in the Product Market Regulation indicators61.
The measures taken by the Government and the regulatory authorities in recent years have been both sectoral and organic in nature. As regards structural interventions, an important step forward was taken with the decree62 implementing Directive (EU) 2019/1, which gives Member States' antitrust authorities more effective enforcement powers to ensure the proper functioning of the internal market, confirming a number of prerogatives and investigation powers, and introducing new tools to strengthen its investigative and sanctioning powers.
In the NRRP approach, the competition reform (referred to as enabling reform’) represents the precondition for the successful implementation of investments, which in turn will act as virtuous drivers for the improvement of the business environment. First of all, the fundamental role of the annual market and competition law is recognised63 with the commitment that its annual frequency will be ensured.
A first set of competition-related measures has been included in the draft annual law for market and competition for 2021, while others will be considered in the annual laws for subsequent years. The annual draft law for 202164, currently under discussion in Parliament, incorporates most of the National Competition Authority’s (Autorità Garante della Concorrenza e del Mercato, AGCM) proposals65 and intervenes with specific measures in the main areas identified by the NRRP, including, for example, the construction and management of strategic infrastructures and the removal of barriers to market entry (concessions for large-scale hydroelectric derivation and natural gas distribution).

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57 It is recalled that the services sector - public and private - accounts for about 75 percent of added value and employment.
58 Ciapanna, E., S. Mocetti and A. Notarpietro (2020), The effects of structural reforms: Evidence from Italy. Temi di discussione No. 1303, Bank of Italy, November 2020.
59 The Recommendations for 2019, in particular, call for ‘addressing restrictions to competition, in particular in the retail sector and in business services, including through a new annual competition law’.
60 OECD Economic Studies: Italy 2021.
61 For Italy, the indicators are summarised in this OECD publication.
https://issuu.com/oecd.publishing/docs/ita_country_note_-_tot_final?fr=sNDUzYzkzNTk1MQ
62 Decree Law No. 185/2021.
63 The annual competition law, which has been provided for in the national legislation since 2009 (by Law No. 99/2009), was concretely adopted only by the 2015 Law, approved by the Parliament in 2017 (Law No. 124/2017).
64 Project Law (A.S.) No 2469.
65 Italian National Competition Authority, ‘Proposte di riforma concorrenziale ai fini della legge annuale per il mercato e la concorrenza anno 2021’ 22 March 2021.

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Further measures to promote competition, including in other sectors, will be defined in subsequent annual laws.
The NRRP also envisages that the annual law for 2022 will include rules aimed at ensuring the timely implementation of the electricity network development plans, while the law for 2023 will include provisions on motorway concessions. A first step in this direction was the setting up, last January, of a Commission to identify how to update and revise the motorway concession system, in line with EU provisions.
With regard to the sale of electricity, the Plan envisages completing, by 2023, the adoption of rules aimed at ensuring an informed and transparent transition to the free market by domestic customers and micro-businesses.
Further instruments identified by the NRRP are the strengthening of certain powers and prerogatives of the AGCM - bringing the prerogatives provided for by national legislation closer to those of European law, especially as regards the assessment of company mergers and companies operating in several markets - and of other independent authorities (ARERA, ART, Consob).
Some measures reported by the Authority, but not included in the NRRP, were subsequently included in different legislative initiatives. In particular, the issue of state concessions on maritime areas - of particular urgency, due to the European calls for compliance with the Bolkestein Directive and the large number of state property for which the concession fee is out of line66 - was addressed in February 2022 with an amendment proposal to the annual draft law for market and competition, according to which, existing concessions would continue to be effective until 31 December 2023, while thereafter they would be assigned through tender67. The Government is delegated to adopt, within six months of the entry into force of the draft law, one or more legislative decrees aimed at opening up the sector to competition.
In this respect, given the social, educational and inclusive role of amateur sports associations (Associazioni sportive dilettantistiche, ASD), specific mechanisms could be considered for ASDs whose activities take place in state-owned areas68.
Finally, as repeatedly mentioned, the relaunch of competition policy is a central pillar of the country's structural growth strategy. A key point in this strategy is the process of regulatory simplification. The competition draft law for 2021 contains two important delegations to simplify the regulatory framework, whose complexity often acts as a brake on investment.

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66 According to the AGCM data, in 2019, out of a total of 29,689 state-owned maritime concessions (for any purpose), as many as 21,581 were subject to a fee of less than EUR 2,500. For the same year, the total amount of licence fees was 115 million.
67 Except for concessions granted according to selective procedures (public notice) and in compliance with EU rules, which will remain effective until their expiry date, i.e., even beyond 2023.
68 Under the Bolkestein directive, non-profit associations carrying out amateur sporting activities are of considerable social importance; since they often pursue exclusively social or recreational aims, they cannot constitute an economic activity under EU law and should not be covered by the directive.

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Relaunching tourism
Italy is one of the countries with the longest tradition of tourism and boasts an artistic heritage and natural resources with few equals in the world, but the pandemic has had a dramatic effect on the sector: according to the annual report on the economic impact of tourism (EIR) conducted by the World Travel & Tourism Council and Oxford Economics, in 2020 the turnover in Italy fell by -51 percent and the impact on national GDP fell to 7 percent compared to 13.1 percent in 201969.
Signs of recovery have emerged in 2021, but there is still a large gap to make up compared to 2019.
The effects of the crisis in the sector have been mitigated by the transitional support measures implemented for over EUR 2 billion, but effective and targeted strategies are needed to reactivate investment policies.
The planning tool for the sector's policies is represented by the five-year Strategic Plan for Tourism Development (Piano strategico di sviluppo del turismo, PST)70, which will have to be updated in 2022, due to the natural expiry of the previous one (2017-2022). The Ministry of Tourism has already set up71 the Permanent Committee for the Promotion of Tourism in Italy72.
Also in line with the objectives of the 2030 Agenda for Tourism proposed by the European Commission, the new PST will have to be developed along five strategic lines: i) a shared governance and monitoring model (already identified in the previous 2017-2022 PST but which should be strengthened); ii) digital tourism, for the implementation of important projects, such as the Tourism Digital Hub (TDH)73, in line with European guidelines74. In this regard, the launch of the ‘TDH022’75 platform will make it possible to guarantee a targeted and unified offer, from the country to the tourist; iii) a sustainable and integrated tourism that also includes ‘proximity tourism’; iv) a tourism for all (in terms of safety and quality) that takes into account the issues of inclusiveness, the requalification of work and businesses, the development and enhancement of heritage and territorial specificities; v) high-level training in hospitality, attraction and tourist organisation through an in-depth study of existing courses or new thematic specialisation schools.
The measures of the next PST have been anticipated by the actions foreseen in the NRRP and in particular by some measures such as the tax credit for the improvement of accommodation facilities (EUR 500 million), business support and development investments; the tax credit for the digitisation of travel agencies and tour operators (EUR 98 million); the definition of the various stages of progress and

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69 https://wttc.org/Research/Economic-Impact
70 See the provisions of Article 34-quinquies, paragraph 3, of Decree Law of 18 October 2012, No. 179, converted, with amendments, by Law No. 221 of 17 December 2012.
71 Ministerial decree of 23 June 2021, prot. 962.
72 The Committee's primary task is to ‘promote a coordinated action between the various stakeholders operating in the tourism sector, with the relevant national policy and planning, ensuring the representation of public and private stakeholders operating in the sector’.
73 The TDH will make it possible to bring together the various aspects of tourism, both public and private, using the potential of technology to offer innovative services to tourists. Its success depends on two factors: data exploitation and interoperability.
74 Transition Pathway for Tourism, EC 4 February 2022.
75 The first version is scheduled to go live in May 2022, in the meantime the interoperability guidelines are in public consultation: https://docs.italia.it/italia/mitur/lg-tourism-digital-hub-interoperabilita-docs/it/bozza/index.html

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the calls for tenders to launch the Tourism Digital Hub (TDH). The NRRP will also reform the regulations governing the professions of tourist guides.
A fairer and more effective tax system.
With the draft enabling act, approved on 5 October 2021 by the Council of Ministers and currently being examined by Parliament, the Government has embarked on a path of reform of the tax system to accompany the implementation of the NRRP. While not falling within the operational scope of the NRRP, interventions for the rationalisation and fairness of the tax system can contribute to achieving the general objectives of social equity and improving the competitiveness of the productive system already indicated in the Recommendations to Italy. In fact, the NRRP makes explicit the need for a comprehensive intervention, the main objective of which is to define a certain and fair tax system.
This is the background to the very recent revision of the Personal Income Tax (Imposta sul reddito delle persone fisiche, IRPEF), provided for in the Budget Law for 202276 and aimed at removing the distortive effects on labour supply associated with the irregular trend in marginal effective tax rates, reducing the tax burden for a wide range of taxpayers and concentrating the benefits on average incomes77.
It should be noted that a combined analysis of the effects of the IRPEF review and the introduction of the Universal Single Allowance (see Section Social Inclusion and Territorial Cohesion) - carried out by the Department of Finance - showed a significant redistributive effect. The Gini index, for example, indicates a significant decrease in disposable income inequality for households as well as an improvement in territorial inequalities: in the regions of Southern Italy the Gini index of household disposable income shrinks to a greater extent than in other geographical areas.
Another piece of the tax reform design is the revision of the national tax collection system. In this respect, the Budget Law for 2022 implements a greater integration between Agenzia delle Entrate and the Agenzia delle Entrate-Riscossione (Revenue Agency).
There are many other areas in which the tax reform plan intends to act, such as the progressive evolution of the system towards a dual model in which some income would be subject to proportional taxation while the remaining would be subject to progressive taxation. It also provides for the reorganisation of existing deductions and exemptions, and the harmonisation of savings taxation regimes.
Corporate income tax reform will also be implemented and VAT and excise duties will be rationalised in line with international commitments at intra-EU and G20 and G7 level.
Part of the reform plan concerns the gradual phasing out of the regional tax on productive activities - (Imposta regionale sulle attività produttive, IRAP)78, as

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76 Law No. 234 of 30 December 2021, Article 1, paragraphs 2 and 3.
77 The distortive effects are due to the increase in the statutory marginal rate from 27 percent to 38 percent.
78 In this regard, it should be noted that during the Fact-finding investigation on the Irpef reform (Indagine conoscitiva sulla riforma dell'Irpef) of the Finance Commission of the Chamber of Deputies, a reform or radical

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well as the adoption of rules aimed at modifying the system of the cadastral registration of real estate.
Finally, Article 7 of the draft law contains principles and guideline that should guide the Government in the reform of regional and local taxation, both in its personal and property components.
A renewed commitment to fight tax evasion, particularly in the form of omitted invoicing, will also be instrumental in the implementation of the tax reform. Indeed, reducing the tax gap will continue to be a priority for the Government.
In order to consolidate the trust between taxpayers and tax authorities, it is also intended to encourage an increase in the level of compliance also through the full digitisation of relations with taxpayers and stakeholders.
A key element in the implementation of this approach, which is closely linked to digitisation, is the optimisation and extension of the channels made available by the financial administration, such as the gradual extension of the pre-filled tax return method also for VAT obligations (VAT registers, periodic settlement communications, annual statement), made possible by the extension of electronic invoicing and the telematic submission of receipts.
The control phase should also be affected by the digitisation momentum; the possibility of managing the different stages of the interaction between the citizen and the Administration, including the remote preventative cross examination, should also be confirmed and encouraged.
Looking ahead, the EU-OECD initiative ‘EFR-Enhancing an environmental Fiscal Reform in Italy and in the EU’ has led to an important reflection on the advantages of environmental taxation79. The guidelines that have emerged have been further developed in the framework of the Ecological Transition Plan, and various hypotheses will be explored, with the aim of encouraging investment and sustainable forms of consumption and production by shifting the tax burden on the exploitation of natural resources and the emission of pollutants.
Removing and reshaping environmentally harmful tax subsidies could be an important lever to encourage environmentally sustainable consumption choices and compensate for any negative redistributive effects on taxpayers where any expenditure savings were targeted at the most disadvantaged or vulnerable subjects.
Also at the European and international level, the strengthening of administrative cooperation through the exchange of information between tax jurisdictions will be ensured. Furthermore, the commitment will be aimed at ensuring the implementation of the new internationally agreed rules (G20 and EU) on taxation of the profits of multinationals and the digital economy and continuing the activities related to the BEPS (Base Erosion and Profit Shifting) project. These activities led to the historic ‘Two-Pillar Solution to Address the Tax Challenges Arising from the Digitisation of the Economy’ agreement signed in

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abolition of the Regional Tax on Production Activities (Imposta regionale sulle attività produttive, IRAP) was proposed by many of the parties interviewed, with a view to the overall review of business income.
79 The EFR project is funded by the European Commission under the ‘Structural Reform Support’ Programme (SRSP) and is coordinated by the OECD.

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October 2021 under the Italian G20 Presidency, thanks to which a global minimum taxation of 15 percent on multinationals' profits was introduced.
A banking system and capital markets that support growth
The improvement of economic environment, the support measures still in place and the stronger position with which banks dealt with the crisis triggered by Covid-19 reduced the severity of the pandemic's impact on the sector. At the end of September 2021, the ratio of best quality capital to risk-weighted assets averaged 15.2 percent, showing the capital strength of intermediaries. In addition, in the first nine months of 2021, profitability across the banking system more than doubled compared to the same period last year, mainly as a result of lower loan impairments80.
Despite the health crisis, in recent years Italian banks have raised asset quality with a significant reduction in non-performing loans (NPLs)81: sales of bad debts82 and probable defaults continued and, although slightly increasing in the fourth quarter of 2021, the flow of new NPLs - compared to performing loans - remained low at 1.3 percent.
In addition, the reduction in outstanding amounts continued: in September 2021, the ratio of non-performing loans to total loans (net of write-downs) stood at 1.9 percent, three-tenths of a point lower than at the end of 2020.
The high availability of cash set aside by companies during the crisis also has a potentially positive impact on the quality of bank assets, but the risk of deteriorating credit quality remains high due to the high incidence of moratoria83, which may have delayed the emergence of loan repayment difficulties.
In the third quarter of 2021, loans with a moratorium expired and loans with still active ones had default rates of 2.4 percent and 4.6 percent, respectively, compared with 0.9 percent for loans without support measures. Credit quality for loans covered by the Central Fund guarantee schemes (an estimated EUR 150 billion had actually been disbursed by the end of 2021) remains high: in September, only 0.5 percent were classified as non-performing.
While public guarantees on credit, together with support and relief measures, have proven their effectiveness84, the limited use of the extensive interventions set up by the Government to support the capitalisation of companies85 exacerbates the risk of undercapitalisation of Italian companies following the crisis.

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80 The recovery in profitability is confirmed by the preliminary full-year results reported by listed banks in early February 2022.
81 In this regard, in the 2019CSRs, Italy is called upon to foster the restructuring of banks' balance sheets, in particular for small and medium-sized banks, by improving efficiency and asset quality, continuing the reduction of non-performing loans and diversifying funding.
82 It should also be noted that thanks to the measure introduced by IDecree Law No. 18/2020 (the so-called ‘Cura Italia’ Decree), banks were able to convert part of their deferred tax assets into tax credits when selling nonperforming loans.
83 The ex-legislative grace periods in favour of SMEs, introduced by the so-called ‘Cura Italia’ Decree, ended on 31 December 2021. Therefore, grace periods offered on a voluntary basis by individual intermediaries or on the basis of framework agreements promoted by trade associations remain in place.
84 See Department of Finance, Thematic Note No. 5/2021, ‘L’impatto della crisi Covid 19 sul fabbisogno di liquidità delle imprese’ e De Socio et al., ‘Gli effetti della pandemia sul fabbisogno di liquidità, sul bilancio e sulla rischiosità delle imprese’, Bank of Italy, ‘ovid-19 Notes, November 2020.
85 Tax credits for small enterprises, “Fondo Patrimonio PMI’ fund for medium-sized enterprises and ‘Patrimonio Rilancio’ for large ones.

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These results reiterate the need for Italy - as noted in the Staff Working Document and in the 2019 CSRs86- to expand the channels for raising private capital as an alternative to banks (especially for start-ups and SMEs) and to strengthen the capitalisation of companies87.
An important step in this direction was taken with the simplification of the Individual Savings Plan (Piani individuali di risparmio, PIR) legislation in 201988, while the NRRP aims to promote the development of alternative financing channels through a set of measures to support the competitiveness of the production system. Among the objectives already achieved is the refinancing and revision of the Fund introduced by Law 394/81, managed by SIMEST, to support the internationalisation of small and medium-sized enterprises89 operating on foreign markets.
Further key actions of the NRRP consist of financial support for the growth of production chains, through the development contract instrument and interventions to support start-ups and venture capitals, in sectors related to the ecological transition. To this end, a dedicated fund with resources of EUR 250 million (Green Transition Fund) is to be set up with an investment strategy focused on renewables, the circular economy, mobility, energy efficiency, waste management and energy storage, to be implemented in the first half of 202290.
Access to credit for businesses and households will also be impacted, in the years to come, by the level of digitisation of the banking system91 and by the ability to identify and manage the risks of cyber-attacks, fraud and misuse of personal data that could result from these transformations92. At the same time, exploiting the full benefits of this process for households and businesses can improve the assessment of creditworthiness and promote access to financial services by those less well served by the traditional system93.
To accompany the digital development of the financial sector, a decree94 has been issued, providing Italy with a regulatory sandbox, a protected space dedicated to the experimentation of technological innovation activities in the banking, financial and insurance sectors. This is one of the most innovative projects in the sector, which will allow FinTech operators to test innovative solutions,

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86 2019 CRSs recommend to ‘improve non-bank financing for innovative small businesses’.
87 See also: Hearing on the issues related to the imbalance in the financial structure of Italian companies that may be caused by the Covid-19 pandemic, testimony of the Head of the Financial Stability Service of the Bank of Italy A. De Vincenzo, 6th Permanent Commission (Finance), Chamber of Deputies, Rome, 18 March 2021; Memo from the Bank of Italy on Zanichelli Resolution No. 7-00748 on initiatives to protect private savings and encourage their use in the real economy, 6th Permanent Commission (Finance), Chamber of Deputies, Rome, 25 January 2022.
88 See box ‘L’impatto delle recenti modifiche normative sui fondi PIR’, in Bank of Italy, Rapporto sulla stabilità finanziaria, 1, 2019.
89 This is the Sub-Measure falling under M1.C2.I5 of the NRRP owned by the Ministry of Foreign Affairs and International Cooperation.
90 Discussions are under way with the Deposit and Loan Fund (Cassa depositi e prestiti, CDP) to sign the relevant financial agreement, while the ministerial decree setting out the investment policy is currently being adopted.
91 According to the Bank of Italy, contactless card transactions have increased from 35 percent in the pre-lockdown period to over 55 percent. E-commerce transactions and online transactions have grown.
92 In this context, public-private initiatives (CERTFin) are active between the Bank of Italy and ABI, aimed at increasing the cyber risk management capacity and cyber resilience of the Italian financial system.
93 See speech by the Governor of the Bank of Italy at the 28th ASSIOM FOREX Congress - 12 February 2022.
94 Ministerial Decree No. 100 of 30 April 2021. The steering committee for this initiative is the Fintech Committee already active at the MEF since 2018
http://www.dt.mef.gov.it/it/attivita_istituzionali/sistema_bancario_finanziario/fintech/comitato_fin/.

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benefiting from a simplified, transitional regime, and in constant dialogue with supervisory authorities: Consob, IVASS and the Bank of Italy.
Finally, private investment and economic recovery require a mature financial sector that is also active in the development of sustainable finance. The Italian Presidency of the G20 has taken the lead in defining an ambitious multiannual programme for sustainable finance and the fight against climate change.
Policies for matching labour supply and demand
The European Commission, already in the 2019 CSRs, called for intensified efforts to combat undeclared work; ensure the effective integration of active labour and social policies and the involvement of young people and vulnerable groups; support the participation of women in the labour market. The 2020 CSRs also focused on replacement incomes and access to the social protection system, in particular for atypical workers, and on the need to mitigate the impact of the COVID-19 crisis on employment, including through flexible working arrangements and active employment support. These objectives come in a challenging context in terms of employment: in 2020, the Social Scoreboard recorded an employment rate of 62.6 percent for the population aged 20-64, against a European average of 72.5 percent.
To date, the many measures taken to counteract the effects of the pandemic have led to some progress: employment growth continued in 2021, driven mainly by the temporary contract component. The trend in employee positions strengthened and the number of activated contracts almost reached the growth path that would have been recorded if the evolution of labour demand had remained, even during the health emergency, on the same pace as in 2018-1995 period.
From the second half of 2021, permanent hirings and conversions also started to increase again, until exceeding 2019 levels. There has also been an increase in the resignation of permanent employees and in the mobility of workers between companies. Employment dynamics were affected by the low rate of redundancies, which, despite the progressive lifting of the freeze, remained below pre-pandemic levels, thanks also to the extension of facilitated access to wage subsidies.
Despite recent improvements, difficulties in entering the labour market remain, especially for women - confirming a trend that had already emerged before the health emergency and was further aggravated, during the pandemic, by increased family burdens - and for young people (aged between 15 and 34): for this segment, the incidence of fixed-term work on the total number of employees has risen from 19 percent in 2004 to 36.8 percent in 2019. This aspect has contributed to make the category of young people the most affected one by the recent crisis. This situation is confirmed by the Social Scoreboard, which shows a youth unemployment rate of 29.4 percent in Italy compared to the EU average of 17.1 percent. Again, this phenomenon is now a structural feature of the Italian society.

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95 Ministry of Labour and Social Policies, Bank of Italy and ANPAL, ‘Il Mercato del Lavoro’ - January 2022.

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The focus on women and young people is therefore a ‘cross-compliance clause’ throughout the NRRP, consistently with the 2019 and 2020 CSRs96.
The presence of precarious foreign workers, with low-skilled occupations and lower incomes than Italians and EU workers, of unemployed foreigners (10.3 percent of the total) and inactive workers (34.8 percent and half of them women)97 calls for strengthening measures to reduce the distance from the labour market for these categories of workers. Specific interventions are also needed for the socio-occupational integration of foreign women98.
The Commission's recommendations - if properly implemented - will support the country in achieving the ambitious goal of the European Pillar of Social Rights Action Plan, according to which at least 78 per cent of the population aged 20-64 should be employed by 2030. The measures introduced by the Budget Law for 202299, in view of the stable recovery of employment and to strengthen the system of social protection and active policies go in this direction. In order to encourage employment growth, the contribution exemption, already provided for the stabilisation of young people under 36, is also granted to firms that hire workers from companies in crisis (regardless of age limits)100; apprenticeship training is enhanced; support (in the form of a contribution exemption) is provided for the establishment of workers' cooperatives. Some provisions are aimed at specific disadvantaged groups, such as women, who will benefit, inter alia, from an increase in the Fund to support Gender Pay, an extra three months of maternity allowance (for some categories of workers101) and a one-year tax-relief for mothers employed in the private sector. The New Skills Fund for retraining and requalifying workers is also strengthened.
In the South of Italy thanks to the REACT-EU funds, the tax relief of employment contracts has also been activated to boost employment, particularly among women and young people. This measure, which has already yielded satisfactory results, is funded until 2029, but was only authorised by the European Commission under the Covid Temporary Emergency Aid Framework (until 30 June 2022).
The Government also intends to reform national legislation on sports workers102, whose vulnerability has been highlighted by the pandemic, with measures to strike the right balance between worker protection and the specificities of the sector.
A particularly important intervention concerns the reform of social safety nets, with the aim of increasing the overall fairness of the system, rationalising and making universal this important instrument, while improving benefits, both in terms

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96 One example is the provision, for companies participating in projects financed by the NRRP and the REACT-EU and FCN funds, to include specific clauses (also in calls for tenders) aimed at making the implementation of projects conditional on the recruitment of young people and women.
97 Report ‘Gli stranieri nel mercato del lavoro in Italia. Anno 2020’.
98 This category has a lower employment rate than Italian women (24 percent lower).
99 Law No. 234/2021.
100 The exemption consists of a 100 percent reduction of contributions for 36 months, up to a limit of EUR 6,000 per year.
101 Self-employed women and workers in coordinated and continuous collaboration, traders, artisans and agricultural entrepreneurs.
102 Law No. 91 of 23 March 1981.

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of duration and treatment103. Enlarging the number of beneficiaries is expected to provide new or increased social protection to 12.4 million104 people.
The link between wage integration and vocational training and active policies is also strengthened. The Extraordinary Wages Supplementary Scheme (Cassa Integrazione Guadagni Straordinaria, CIGS) is also addressed, extending it to all employers with more than 15 employees who do not have access to bilateral solidarity funds, without any sectoral distinction. The solidarity contract is strengthened and the occupational transition agreement is introduced to provide additional support for employees in companies with more than 15 employees in these special working circumstances.
In case of unemployment, the reform of social safety nets sets forth two lines of action: easing the subjective requirements - by relaxing the eligibility requirements for the New Social Insurance Provision for Employment (Nuova Assicurazione Sociale per l’impiego, NASPI) and extending it to other categories105 - and strengthening the economic aid, with more favourable compensation for those workers who, due to their age, find it more difficult to re-enter the labour market. The unemployment insurance for coordinated and continuous workers (DIS-COLL) is also strengthened.
With the reorganisation rules, the legislator introduced the need to participate in updating and requalification processes of a training nature as one of the conditions for benefiting from the extraordinary wage supplementation compensation.
Active labour policies are strengthened in the Budget Law through a series of interventions that are part of the broader reform process defined in the NRRP, which allocates EUR 6.66 billion to the ‘Active labour policies’ component of Mission 5.
At the heart of the reform of active policies promoted by the NRRP is the National Guarantee Programme for the Employability of Workers (Garanzia di l’occupabilità dei lavoratori, GOL), adopted by inter-ministerial decree in November 2021 and currently being launched, for which total resources of EUR 4.4 billion have been earmarked. It is closely linked to the National Plan for New Skills which, in turn, sets training standards for unemployed people surveyed by employment centres with the aim of providing a unified frame of reference for the vocational training system.
The GOL intends to offer personalised job guidance and/or training programmes to a group of people mainly benefiting from social safety nets (NASPI, Dis-Coll), as well as from Citizenship income. The programme will be open to Neet young people, non-working female population and other fragile categories, using the Youth, Women and Work National Programme, co-financed by the ESF+.
The Budget Law states that the programme can be extended to workers benefiting from the CIGS with an employment transition agreement, and to self-employed workers who close their VAT number. With regard to self-employment, a

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103 The benefit is calculated at 80 percent of the normal wage within a fixed range that cannot be exceeded.The reform concerns this range by raising the threshold from EUR 1000 to EUR 1200.
104 The aim is to include all employees in income support, even those with minimal job seniority, including apprentices and home workers.
105 In particular, it is reduced by 3 percent every month starting from the sixth month (now fourth), the decalage starts from the eighth month for unemployed people over 55. It will also apply to certain types of permanent-contract agricultural operators.

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special desk is set up at the employment centres (Centri per l’impiego, CPI), and measures are planned to promote employment transitions into self-employment and professional work. In addition, resources are allocated to CPIs for activities related to the implementation of active labour market policies for Neet..
The relaunch of active policies, promoted through the NRRP and reinforced by the Budget Law, does not exhaust the huge challenge that the country is called to face. In Italy, a quarter of workers have a low individual wage (i.e., below 60 percent of the average) and more than one worker in ten are in poverty (i.e., live in a household with a net equivalent income below 60 percent of the average). In-work poverty does not only concern insufficient wages but also working time, family composition (how many people have an income in the household) and the redistributive role of the state, and therefore requires an integrated approach with multiple instruments106. To this end, the Working Group ‘Interventions and Measures to Combat Working Poverty’ was set up at the Ministry of Labour and Social Policies107, which recently put forward a reform proposal.
Family and demographic development policies
Italy's population has been declining for a number of years. According to the most recent ISTAT estimates, in 2021 the number of births amounted to approximately 399,000, a decrease of 1.3 percent compared to 2020 and almost 31 percent compared to 2008, the year of the most recent relative maximum; the resident population at 31 December 2021 is estimated at 58.98 million people, approximately 253,000 less than at 31 December 2020108. Based on the updated ISTAT demographic projections (2020 baseline)109, the population is expected to decrease compared to 2020 by 3.3 million in 2040, 5.5 million in 2050, 8.8 million in 2060 and 12 million in 2070. The trend is significantly worse compared to the previous ISTAT demographic projections (2018 baseline), leading to a reduction in population forecasts of about 2.9 million in 2040, 3.7 million in 2050 and about 4.4 million in 2060 (year in which the fall in population is expected to double compared to 2020).
The law delegating the Government to support and enhance the family (the so-called Family Act), which has been definitively approved by Parliament, provides an organic programme of measures to support the family and birth rate.
The Universal Single Allowance (Assegno unico universale)110 is a concrete benefit that is available from as early as March 2022. The funds allocated to families with dependent children have been merged into a single national support measure (as requested by the Commission in the 2020 CSRs), which assigns a single economic

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106 For more details see the Report of the working group on interventions and measures to combat in-work poverty in Italy. https://www.lavoro.gov.it/priorita/Documents/Relazione-del-Gruppo-di-lavoro-sugli-Interventi-e-misure-di-contrasto-alla-poverta-lavorativa-in-Italia.pdf
107 Ministerial Decree No. 126 of 2021.
108 ISTAT ‘Demographic Dynamics - Year 2021’, March 2022
109 ISTAT ‘Previsioni della popolazione residente e delle famiglie’ (Forecast of resident population and family units) published in November 2021
110 Provided for by delegated law No. 46 of 01 April 2021. In implementation of the delegated law, the Decree-Law No. 230/2021 introduced the Universal Single Allowance.

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benefit to family units on a universal and progressive basis111. The benefit is intended for all family units (irrespective of the working status of the parents) that have dependent children, and is available from the 7th month of pregnancy until the 18th year of age, and can be extended until the age of 21 (under certain conditions) and without age limit for disabled children. The monthly amount ranges from a minimum of EUR 50 per child to a maximum of EUR 175 depending on ISEE.
Moreover, following a reform, paternity leave has been extended to 10 days, to be taken within five months of the child's birth112.
At the same time, it is necessary to act with reforms and measures aimed at permanently removing obstacles to the improvement of female labour supply, which is negatively conditioned by the lack of childcare services. Currently, in Italy, the ratio of available places in nursery schools to the number of children up to the age of two is 25.5 percent (the European average is 35.1 percent and the European target to be reached by 2027 is 33 percent), with significant territorial differences. As regards primary education, 46.1 percent of I families ask for full-time education, but all requests cannot be satisfied due to insufficient services.
In view of these shortcomings, the NRRP has provided for a number of measures to strengthen the supply of childcare services, and a number of acts113 have already been adopted to finance the construction, upgrading and securing of nursery schools, kindergartens and early childhood education and care services. The Budget Law for 2022 has also provided for implementing measures necessary to ensure the effective management of the nursery schools service, once the infrastructures envisaged under the NRRP are completed114.
In order to remove territorial imbalances in the provision of childcare services, the Municipal Solidarity Fund (Fondo de solidarietà comunale, FSC) allocated further resources to increase the number of available places and a threshold number that each municipality or territorial area is required to guarantee has been set.
Another aspect underlined by the European Commission's SWD is the need to support young people and less well-off families in buying their first home.
To this end, the measures derogating from the ordinary use of the Solidarity Fund for mortgages for the purchase of the first home (the ‘Gasparrini Fund’), originally introduced by the ‘Cura Italia’ Decree Law115 have been extended to 31 December 2022, and access to the First Home Guarantee Fund (Fondo di Garanzia

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111 The benefit absorbs (from March 2022) all other family support measures, such as child benefits and tax deductions for children up to 21 years old. The day-care bonus remains valid.
112 Budget Law for 2022 Art. 1, paragraph 239.
113 In October 2021 the Steering Committee (Cabina di regia) responsible for the education sector established, as part of the ‘Nursery Plan’, a call for tenders published by the Ministry of Education on 2 December 2021 for the construction of new nursery schools. The ‘ Budget Law for 2020 (Article 1, paragraph 59) provided for such interventions, and the Ministerial decree of the Ministry of the Economy and Finance of 6 August 2021 allocated the resources for the implementation of the measures provided for in the NRRP (including that for the construction of nursery schools).
114 The NRRP has allocated resources to finance the Plan for nurseries and preschools and early childhood education and care services (Piano per asili nido e scuole dell’infanzia e servizi di educazione e cura per la prima infanzia) (Mission 4, Component 1, Investment 1.1) for a total of EUR 4,600 million until 2026, of which EUR 900 million for the management of nursery schools in 2025.
115 The Fund has been increased by EUR 290 million for 2021 and EUR 250 million for 2022. In addition, subsidies are provided for the purchase of a first home until 31 December 2022, for young people under the age of 36.

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prima casa)116 has been increased, as well as the discipline of the IRPEF deductions for leases stipulated by young people.
More recently, further measures have been approved by the Council of Ministers to improve the balance between work and private life for parents and carers. Finally, in order to enhance the value of teleworking tools, the Government will intensify the dialogue already under way with businesses, with a view to finding the right balance between flexibility and work according to needs.
Education and training
The gap in the levels of education between Italy and other European countries is widening with respect to several indicators (share of population with a diploma or degree, percentage of 18-24-year olds having at most a lower secondary qualification and being out of the education system, school drop-out rate). Short-term measures are therefore needed to address the most urgent gaps and overcome the effects of the pandemic on the younger generation, to create more resilient education and training systems, in line with the 2021-2027 Digital Education Action Plan and the European Education Area, and to pave the way for achieving the Digital Decade goals117.
The NRRP aims to promote equal education opportunities by reducing regional inequalities in terms of infrastructure and academic performance, strengthening digital technologies in the education system and tackling the gender gap. The investments cover four areas of intervention118 to be addressed over a very long period of time: as of 31 December 2021, three goals have already been achieved.
The first concerns the entry into force of reforms in the tertiary education system to improve educational outcomes in terms of qualifying degrees, graduation classes and reform of doctorates; the aim is to increase the involvement of businesses and promote applied research. In order to facilitate access to some professions, exclusion from state exams for the relevant degree courses is envisaged.
The second goal concerns access to education for students with financial difficulties. To this end, the scholarship system has been revised, increasing the amount and the number of scholarships so that at least 300,000 students can access them in the coming years. Finally, the third goal concerns the creation of new university building facilities: to this end, incentives have been introduced for the construction of student accommodation by private entities, and the total cost of the maximum quota of State co-financing has been raised from 50 to 75 percent.
Over the coming years, the NRRP will implement a number of projects to close the significant regional gap in education: renovation of buildings and creation of

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116 Extended with the Decree Law ‘Sostegni bis’. The Budget Law for 2022 extends to 31 December 2022 (instead of 30 June 2022) the deadline for submitting applications for certain benefits concerning the maximum guarantee that can be granted by the First Home Guarantee Fund.
117 The integrated digital education portal https://scuolafutura.pubblica.istruzione.it/ is a step in this direction, with a specific section dedicated to training school staff and a section providing digital education content for teachers and students in order to improve the digital curriculum in schools.
118 In particular: i) qualitative improvement and quantitative expansion of education and training services; ii) reform of teachers' careers; iii) broadening of skills - with particular reference to STEM disciplines (science, technology, engineering, mathematics) and multilingualism - as well as upgrading of infrastructures; iv) reform of degree classes and qualifying degrees, as well as doctorates.

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new places in nurseries, measures to prevent and combat early school leaving, strengthening of core competences and STEM disciplines.
The reforms to be adopted by 2022 concern: the revision of the current system for recruiting teachers and their initial training (by 2024 the new system should lead to the hiring of 70,000 qualified teachers); the establishment of the Scuola di Alta formazione (School of Higher education) for school leaders, teachers and ATA staff; a decrease in the number of students per class and interventions on the sizing of the school network; the introduction of career counselling modules in schools, with the creation of a digital platform with the tertiary training offered by universities and technical institutes (Istituti Tecnici Superiori, ITS), to encourage students to make informed choices.
By 2023, the ‘Connected Schools Plan’ (Piano scuole connesse) will be completed to provide around 35,000 school buildings with 1 Gbit per second Internet connectivity, while the ‘School 4.0 Plan’) Piano Scuola 4.0) will allow for the transformation of 100,000 classrooms into innovative learning environments and the creation of laboratories for the digital professions of the future.
In addition to the measures envisaged in the NRRP, competitive public selection procedures have been simplified - starting with those for teaching science and technology classes - as well as those for becoming a member of permanent staff. Tax credits have been financed to support training initiatives and to combat educational poverty. Further reform initiatives could benefit from the in-depth analysis of the INVALSI tests.
Support for research and innovation
According to the 2021 European Innovation Scoreboard, Italy is a ‘moderate innovator’, with high-quality public research that is under-equipped in terms of human, economic and structural resources, and private research that reflects a non-science-based production specialisation.
The 2021-2027 National Research Plan (Piano Nazionale per la Ricerca - PNR) and the NRRP are the two governmental strategic guidance and planning measures aimed at putting research back at the heart of the country's development. The 2021-2027 PNR identified and defined the national priorities in which to invest: young researchers, consolidation of basic research and encouragement of interdisciplinary research, promotion of the international dimension of higher education and research, and dissemination of knowledge between research and the production system. The implementation phase of the 2021-27 PNR will be carried out with funds from different sources, both national and EU, for a total value of approximately EUR 14.5 billion.
Under the ‘From research to enterprise’ component of the broader ‘Education and Research’ mission of the NRRP, approximately EUR 11.4 billion is to be allocated for a series of investments to be made between 2022 and 2026. The reform of the R&D support framework is essential for the implementation of the Plan's measures: the new model will be based on a limited number of horizontal missions in line with the priorities of the 2021-2027 NRP and the pillars of Horizon Europe. The aim of the reform will also be to simplify the management of funds devoted to public-private research activities.

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Alongside this reform, the NRRP intends to implement a series of investments to: i) strengthen basic research; ii) support innovation processes; iii) strengthen the conditions for supporting research and innovation (R&I).
In order to strengthen basic and industrial research activities, EUR 6.91 billion will be allocated, in particular, to young researchers and to the creation of public-private partnerships of national relevance or with a territorial vocation. In this context, it is planned to strengthen research structures and to create ‘national champions’ of R&D on certain key enabling technologies and to create and strengthen ‘innovation ecosystems for sustainability’.
In order to promote innovation processes, direct support measures are envisaged for companies as well as actions to reorganise, rationalise and strengthen structures offering advanced technological services. Additional resources are allocated for the financing of both approved and future IPCEI projects (Important Project of Common European Interest). The goal is to have at least 285 projects submitted by early 2025.
Particularly important is the fund designed to promote investments in microelectronics, with a total budget of EUR 4.15 billion from 2022 to 2030.
In addition, there are plans to support a network of 60 centres (including Digital Competence Centres, Digital Innovation Hubs, and Digital Innovation Points) responsible for developing projects, providing businesses with advanced technological services, and innovative and qualifying technology transfer services.
In order to strengthen the conditions enabling the development of R&I activities, action will be taken regarding: the infrastructure endowment; the development of skills (doctorates) addressing specific business needs; financial instruments designed to support R&I investments by SMEs. To this end, EUR 1.58 billion is allocated to the Fund for the creation of an integrated research and innovation infrastructure system to finance 30 infrastructure projects. In order to broaden the number of innovative enterprises, resources from the National Innovation Fund, managed by Cassa Depositi e Prestiti (CDP) to support the development of venture capital in Italy, will be made available to support 250 innovative SMEs with investments totalling EUR 700 million. Finally, EUR 600 million are to be used to create innovative doctoral programmes. At the same time, a hub is to be set up to exploit the economic potential of research produced by industrial doctorates, encouraging the creation of spin-offs.
Digitisation and infrastructures for advanced communications
According to the latest edition of DESI119, Italy still suffers from a number of gaps, especially in terms of human capital and digital skills, while making some progress on the integration of digital technologies and the digitisation of public services. The CSRs for 2019 and 2020 also call on Italy to improve skills, especially digital skills, and to support innovative companies and investments for the digital transition. The national policy response to the European recommendations and challenges is contained in the National Strategy for Digital Skills of May 2020, through which, for the first time, Italy has adopted a digital agenda characterised

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119 https://digital-strategy.ec.europa.eu/en/policies/desi-italy

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by a multi-sectoral and organic approach, aimed at increasing citizens' digital skills. In order to eliminate the gap with other European countries and to break down the digital divide, the Strategy intervenes on: higher education and training, active workforce, ICT specialist skills, citizens (with particular regard to the elderly, people with low education or disabilities).
The Strategy was developed within the framework of the multilateral initiative Digital Republic (Repubblica Digitale), which aims to reduce the digital divide and promote education on the technologies of the future: by the beginning of 2022, this initiative had already promoted 200 projects for 2 million students, 85,000 public sector workers and 230,000 private sector workers. As from January 2022, the projects of this initiative are supported by the resources of the Digital Republic Fund.
In order to provide access to broadband connectivity services, the Voucher Plan was launched and, since November 2020, more than 118,000 vouchers dedicated at low-income families have been issued, for a total of more than EUR 59 million. The Transition 4.0 Plan, which further extended the tax credit for 4.0 training, has provided support for retraining and improving the skills - including digital skills - of workers.
As required by the RRF Regulation, the NRRP devotes 27 percent of total resources to digital transition, focusing on two main axes: infrastructure and ultra-wideband connectivity on the one hand, and digital transformation of the public administration on the other.
Both axes must involve all segments of the population. To this end, the NRRP addresses the issue of digital skills through a wide range of measures aimed at the general population, the PA, the education system and the needs of a labour market in transition. A total of EUR 195 million has been allocated for the ‘Digital Civil Service’ (with resources amounting to EUR 55 million for the three-year period 2022-2024) and the networks of ‘Digital Facilitation Services’, with actions planned for 2021 already underway.
The NRRP investment in broadband connectivity totals EUR 6.71 billion. Concurrent with the launch of the Plan, in May 2021 the Ultra-Broadband Strategy – ‘Towards the Gigabit Society’ - was approved. Its projects are entirely financed with NRRP resources and contribute to the goal of bringing connectivity to 1 Gbit/s download and 200 Mbps upload throughout the country, as well as ensuring 5G coverage in all populated areas by 2026, ahead of the European objectives set for 2030.
The Strategy is based, inter alia, on five public intervention plans to cover geographical areas where the supply of very high-speed digital services and infrastructures is absent or insufficient: Italy at 1 Giga, Connected School Plan, Connected Healthcare Plan, Connection of Smaller Islands, Italy 5G Plan. To date, the call for tenders for 15 geographic lots of the Italy at 1 Giga Plan has been published (with this call for tenders, fast Internet will reach another 7 million addresses throughout Italy), progress has also been made in the Italy 5G Plan and calls for tenders have been published for the Connection of Smaller Islands, Connected Schools and Connected Healthcare Plans. Thanks to the latter two plans, more than 12,000 healthcare facilities and about 10,000 schools will be connected to fast Internet by June 2026.

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Several resources of the Plan are destined to strengthen national cyber defences, starting with the full implementation of the National Cybersecurity Perimeter. The National Cybersecurity Authority has been established and will be fully operational by 2022.
The Government established in the NRRP that the achievement of the Digital Compass 2030120 objectives is to be brought forward to 2026, which will require efforts on a number of fronts: development of infrastructures, increase in STEM knowledge, and strengthening of skills in order to have a digitally prepared workforce. If effectively deployed, the resources provided by the NRRP will allow - within the 2026 timeframe - to double the number of digital identities (with regular use by 70 percent of the population), to further increase skills so that 70 percent of citizens will have them, to get at least 75 percent of the PA to use the cloud, and to almost completely deliver public services online (80 percent). These targets are accompanied by the even more ambitious goal of providing 100 percent of households and businesses with ultra-broadband networks.
Ecological transition and sustainable mobility
In March 2020, the Interministerial Committee for Ecological Transition (Comitato interministeriale per la transizione ecologica, CITE), which is responsible for ensuring the coordination of national policies on the subject, approved the for Ecological Transition Plan (Piano per la transizione ecologica, PTE). The PTE, together with the NRRP's Mission ‘Green Revolution and Ecological Transition’ and in synergy with the Mission ‘Infrastructures for a Sustainable Mobility’, represents the Government's tool for meeting the European and international 2050 objectives, starting with the European Green Deal.
These instruments are oriented towards decarbonisation but also towards the conservation of biodiversity and the preservation of ecosystems, integrating health with the economy. The same synergistic approach characterises the National Strategy for Sustainable Development (Strategia Nazionale per lo Sviluppo Sostenibile, SNSvS), the planning tool for the national transposition of the UN’s 2030 Agenda.
Decarbonisation for climate neutrality
The PTE, in line with the European Fit for 55 package, sets the national emissions target for 2030 to around 256 million tonnes of CO2 equivalent. To achieve this, it is assumed that an additional effort will be made in energy saving policies and in the electrification of the primary energy system. By 2025, almost all electricity will have to be produced without using coal, and by 2030, 72 per cent of it will have to come from renewable sources, reaching levels close to 95-100 per

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120 In 2021, the European Commission launched the ‘2030 Digital Compass: the European Way for the Digital Decade’, a new strategy for Europe's digital transformation that will guide member states' actions until 2030. The objectives of the Digital Compass focus on four areas: skills, infrastructures, business and e-government with a series of challenging targets, including: the development of digital skills (for at least 80 percent of the adult population); the creation of sustainable, secure and high-performance digital infrastructures (with targets relating to Gigabit connectivity and 5G coverage); the digital transformation of businesses (primarily through clouds and big data); and the digitisation of public services, which must all be available online by 2030.

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cent by 2050. The aim is to invest heavily in photovoltaics as well as in the substantial decarbonisation of the industrial sector.
The international geopolitical situation and the consequent increase in energy prices have also made it necessary - through very recent measures - to increase domestic gas production. These measures will have to be integrated with more actions121, not least the use of taxes, in order to redirect the excise duty rates on energy products in line with the decarbonisation objectives.
The NRRP includes interventions up to 2026, with investments aimed at increasing the quota of renewables, upgrading and digitising network infrastructure, promoting the production, distribution and final uses of hydrogen, encouraging the growth of more sustainable local transport systems and improving the energy efficiency of buildings. The actions envisaged are manifold and range from the construction of innovative plants to the simplification of procedures for promoting hydrogen and the development of biomethane. To encourage the energy efficiency of buildings, in addition to the extension of the 110 per cent Superbonus and a recent fine-tuning of this measure to prevent any fraudulent use, a reform aimed at simplifying and accelerating procedures is planned. In addition, by 2026 a total of 195 school buildings and 48 judicial offices are to be replaced, made safe and upgraded in terms of energy efficiency.
Sustainable mobility
In 2019 (last year pre-Covid), the transport sector was responsible for a quarter of Italian emissions, most of which were attributable to road transport. Therefore, a strong push towards a modal shift from road to rail for passenger and freight transport as well as an increase in other forms of collective transport is required.
In order to encourage the diffusion of electric vehicles, including for long-distance travel, the Transport Regulation Authority (Autorità di Regolazione dei Trasporti, ART) has launched a procedure for the definition of concession schemes for the awarding, among other things, of concessions for the construction and management of electric charging systems on the national motorway network122.
In order to promote the green transition as well as research and investment in the automotive sector, a fund has been set up with a total budget of EUR 8.7 billion from 2022 to 2030.
In the NRRP there are several Missions dedicated to sustainable mobility and Mission 2 (‘Green Revolution and Ecological Transition’), in particular, allocates the largest resources (EUR 9 billion) to the ecological transition of local mobility. This includes the development of rapid mass transport with 240 km of new public transport lines, the construction of more than 570 km of urban and metropolitan cycle paths and 1,200 km of national tourist cycle paths. There are also plans to develop a public electric vehicle charging network with 7,500 stations on motorways

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121 Such as, for example, the shift from fossil fuels to fuels derived from renewable sources such as hydrogen, bioenergy and synthetic fuels, electrification and the use of capture and storage of CO2.
122 The Budget Law for 2021 states that ‘in order to achieve the decarbonisation objectives in the area of transport and to facilitate the diffusion of electric mobility beyond urban areas, motorway concessionaires shall equip their motorway areas with high-performance charging stations [….]”’

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and another 13,750 in urban sites, as well as 40 experimental hydrogen charging stations for heavy transport.
The resources allocated by the NRRP for the replacement of about 3,000 polluting buses with electric buses and for the entry into service of at least 150 zero-emission trains are supplemented by funds from the National Strategic Plan for Sustainable Mobility (Piano Strategico Nazionale della Mobilità Sostenibile, PSNMS), which provides for an allocation of EUR 3.7 billion for the renewal of the regional and municipal bus fleet by 2033.
Mission 3 (‘Infrastructures for sustainable mobility’) of the NRRP allocates about EUR 27 billion, in addition to about EUR 10 billion financed with national funds, to the completion of high-speed rail infrastructure and road safety and another EUR 3.5 billion to intermodality and integrated logistics123.
Other Missions also include reforms functional to planned investments124. The reforms already approved concern: reducing the time for approving and carrying out projects in the infrastructure sector, strengthening road infrastructure safety and increasing the competitiveness of ports. In addition, the NRRP envisages further targets to be reached in 2022 regarding the award of contracts for strategic works.
The Budget Law has allocated an additional EUR 36.1 billion to strengthen and modernise national infrastructure and mobility systems from a sustainable perspective . In particular, the ‘Fund for the Sustainable Mobility Strategy’, with a budget of EUR 2 billion, has been created and will finance initiatives to transform the transport system as well as interventions to upgrade rail infrastructure, rapid mass transport and local mobility, in addition to the maintenance and construction of road infrastructure, bridges and viaducts.
In order to align public objectives in this field with a coherent strategy, a special Commission was set up in January 2022 at the Ministry of Sustainable Infrastructure and Mobility to draw up the new General Transport and Logistics Plan (Piano generale dei trasporti e della logistica). In addition, the Centre for Innovation and Sustainability of Infrastructures and Mobility Systems (Centro per l’Innovazione e la sostenibilità di infrastrutture e sistemi di mobilità, CISMI) was established and the Structure for the Ecological Transition of Mobility and Infrastructures was created to implement the Fit for 55 package.
Combating soil consumption and hydrogeological instability
The NRRP (Mission 2 C4 - for a total of EUR 8.5 billion) envisages specific actions for preventing and combating the effects of climate change on hydrogeological instability and land vulnerability. In particular, it provides for measures to manage flood risk and hydrogeological risk; interventions for resilience, land valorisation

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123 The most important interventions for the completion of the high speed/high capacity railway system concern the construction of the main functional lots of the Salerno-Reggio Calabria line (EUR 11.2 billion), the completion of the Naples-Bari line (EUR 1.4 billion), further functional lots of the Palermo-Catania-Messina line (EUR 1.4 billion). For the Brescia-Padua line, the crossing of Vicenza and the final design of the lot from Vicenza to Padua are planned (EUR 4.6 billion). The interventions on the Liguria-Alpes line concern the completion of the Terzo Valico dei Giovi (EUR 4.0 billion) and, on the Verona-Brennero line, the Trento crossing (EUR 0.9 billion).
124 Aimed at streamlining project approval procedures, digitising the rail traffic management system, the logistics chain and air traffic management, and making tenders for port concessions more competitive.

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and energy efficiency in municipalities, as well as the simplification and speeding up of procedures for the related interventions.
In this context, the Operational Plan for the implementation of an advanced and integrated monitoring and forecasting system for illegal waste dumping, fires and emergency management has already been approved125.
One of the measures envisaged in the PTE is to reduce soil consumption to zero by 2030 in order to combat current instabilities and increase the resilience of land and water resources. In particular, adaptation actions based on natural solutions will be implemented, also with the aim of naturally combating soil erosion.
A nationwide uniform planning is envisaged and, with a view to cooperation between the State and the Regions, operational and planning guidelines will be drawn up to standardise the methodologies for collecting information and optimising interventions.
Improving the management of water resources and related infrastructure
The NRRP has allocated EUR 4.38 billion for reforms and interventions to improve water infrastructure (including distribution networks, sewers and water treatment plants), monitor and digitise networks to reduce water losses (by 2026) and optimise irrigation systems. There are also reforms aimed at simplifying the governance of interventions and strengthening the ‘National Plan for Works in the Water Sector’ (making it the central public financing instrument for investments in the sector) and improving the efficiency of water management with the creation of public-private consortia at supra-municipal level. Improvements include the completion of interventions in the main water infrastructures beyond the timeframe of the NRRP, by 2040.
The protection of terrestrial and marine biodiversity
Italy is adopting the 2030 National Biodiversity Strategy. To this end, the NRRP has allocated EUR 1.69 billion, to be combined with additional national and European resources, for the launch of a number of pilot measures to be completed by 2026 and extended to 2030 and beyond. The most relevant measures concern: i) the ‘protection and enhancement of urban and suburban green areas’; ii) the reduction of air pollution in metropolitan areas; iii) the reduction of the number of air quality infringement procedures; iv) the recovery of man-made landscapes.
Other measures include the ‘digitisation of national parks and protected marine areas’ and the ‘re-naturalisation of the river Po’.
Between 2022 and 2026, thanks to the Marine Ecosystem Restoration Project, which is also included in the NRRP, at least 90 percent of the marine and coastal systems of EU interest will be mapped and monitored in order to identify areas requiring protection measures - as provided for in the corresponding European Strategy - and to carry out environmental restoration work in particularly degraded habitats of EU interest.

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125 Decree of the the Ministry of Ecological Transition (MITE) No. 398 of 29 September 2021.

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Circular economy
The NRRP includes investments that are consistent with the EU's Circular Economy Action Plan126. To this end, three strategic reforms are envisaged, all of which are underway and will be implemented by the first half of 2022: the update of the National Strategy for the Circular Economy127, the adoption of the National Waste Management Programme128, the National Waste Prevention Programme129 and technical support to local authorities through the Local Capacity Building Action Plan130. The projects aim to halve the amount of plastic waste at sea and of urban waste, as well as to reduce the amount of microplastics released into the environment by 30 percent before the end of 2030.
Sustainable agriculture
The Government has provided - mainly in the NRRP - for actions to promote the innovation and competitiveness of the agricultural system with a sustainable approach, ensuring energy diversification through a greater diffusion of renewable energies. Measures have been taken to develop agro-energy, especially agri-solar energy, using the roofs of agricultural and agro-industrial buildings. The NRRP has earmarked EUR 1.5 billion for the Agrisolar Park and numerous resources for agri-voltaics (EUR 1.1 billion), biogas and biomethane (EUR 1.98 billion).
Part of the resources of the complementary fund to the NRRP in favour of supply chain contracts (EUR 1.2 billion) are intended for organic farming, while the National Strategic Plan includes resources amounting to EUR 2.5 billion for the conversion of at least 25 percent of agricultural land. Finally, the Budget Law for 2022 has earmarked resources equal to EUR 420 million up to 2032 for the implementation of the National Forestry Strategy.
In order to speed up the sustainable transformation of the sector, NRRP funds will be complemented by European and national cohesion funds and ordinary budget funds managed by central public administration and local authorities.
A more efficient, resilient and inclusive health system
In the health sector, a large amount of financial and instrumental resources131 have been spent to address the emergency situation. However, the growth of digital health has also been stimulated, thus showing its enormous potential, in line with the 2020 CSRs.

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126 The investments are devoted to the construction of new waste management plants, the design of circular economy projects, the creation of green islands, the establishment of green communities in rural and mountain areas and the dissemination of greater awareness of environmental issues.
127 The corresponding public consultation ended on 30 November 2021.
128 As referred to in Article 198bis of Legislative Decree No. 152/2006.
129 Pursuant to Article 180 of Legislative Decree No. 152/2006.
130 According to the target, an agreement on the development of the capacity-building action plan to support local authorities is expected to be approved by the second quarter of 2022.
131 The EFD specifies that healthcare expenditure in 2020 increased by 6.1 percent compared to the previous year, totalling about EUR 123 billion. The new level of national health needs, which accounts for the total financing of public and accredited healthcare in Italy, has been set by the Budget Law for 2022 at EUR 124,061 million for 2022, EUR 126,061 million for 2023 and EUR 128,061 million for 2024.

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In order to reduce regional disparities, the National Programme,Equity in Health,132 is currently being approved. It is aimed at facilitating access to health services in the regions experiencing the greatest difficulties in the provision of care133, and has four main priorities: i) combating health poverty; ii) mental health; iii) gender health; iv) increased coverage of cancer screening tests.
In order to improve infrastructural capacity and increase access, the Government has intervened with various measures: the ‘Relaunch’ Decree Law has allowed the renewal of expiring therapeutic plans, simplifying the distribution of medicines and the procedures for renewing medical prescriptions for essential medicines. It has also financed an increase in the number of beds for intensive and sub-intensive care134. Furthermore, the structural strengthening of hospitals in the national health system is under way.
First the ‘Sostegni bis’ Decree Law and then the Budget Law for 2022 addressed the issue of waiting lists for access to healthcare services. The Budget Law for 2022 increased funding to cover extra personnel requirements and to strengthen local assistance. In addition, people who are not self-sufficient are guaranteed access to social and socio-health services through single access points (Punto Unico di Accesso, PUA). Finally, it has provided funding for interventions in the field of healthcare construction and for the technological modernisation of the public health system135.
The NRRP devotes an entire Mission to the health sector (allocating approximately EUR 20.23 billion over the 2021-2026 period, including REACT EU and Complementary Fund resources). One of the objectives is to bridge the gap between the different regional health systems in order to provide home-based integrated care to 10 pe cent of patients over 65 years of age in each region136: the reform of territorial assistance will contribute to this end137. In addition, important projects are envisaged to enable technological and digital innovation in the National Health Service, including: harmonisation and dissemination of the Electronic Health Record (Fascicolo Sanitario Elettronico, FSE); upgrading of national telemedicine platforms; remote diagnostics and monitoring; creation of a national platform for the screening of telemedicine projects; and research initiatives on digital technologies in health and care138. By 2026, thanks to the ‘Connected Health’ Plan, state-of-the-art digital infrastructures will be available inside health facilities.

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132 Financed by the EC with ERDF and ESF+ funds from the Cohesion Policy 2021 - 2027.
133 Basilicata, Calabria, Campania, Molise, Apulia, Sardinia and Sicily. The Programme envisages resources amounting to EUR 625 million to be added to those already allocated for NRRP projects.
134 In implementation of Article 2 of Decree Law No. 34 of 2020, in October 2021, Directorial Decree No. MDS-DGPROGS-84 provided for the adoption of the ‘Reorganisation Plan approved by the Ministry of Health and Regions’, concerning the reorganisation plans submitted by the Regions and Autonomous Provinces and aimed at strengthening the capacity of hospital facilities belonging to the Italian National Health Service (NHS) in order to deal with pandemic emergencies.
135 The amount was increased by a further EUR 2 billion.
136 In order to strengthen local healthcare, the agreement reached at the Conference between the State, Regions and Autonomous Provinces on 12 January 2022 divided the resources of the NRRP and the Complementary Plan among the Regions and the Autonomous Provinces. A total of EUR 1 billion has been reserved for Italian community hospitals. Moreover, the Ministry of Health clarified in its Report on the implementation of the NRRP of December 2021 that suitable sites for the construction of community hospitals have been identified.
137 Ministerial Decree No. 71 ‘Models and standards for the development of healthcare in the territory’.
138 On 15 December 2021, the Interministerial Committee for Digital Transition launched an initiative to set up the national telemedicine platform, which will manage the national enabling services for the adoption of telemedicine services in the territories.

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As regards human resources, the introduction of a qualifying degree will facilitate access to the medical profession, while NRRP resources (over EUR 700 million) will be used to train health professionals. In December 2021, a first important milestone of the NRRP was achieved with the adoption of the Reorganisation plan of health facilities for the pandemic emergency.
In the future, NRRP investments will have to be supplemented by a constant focus on human capital, regular monitoring of the rapid implementation of investments in health construction and technology and the implementation of ‘proximity’ healthcare. For the latter purpose, and to safeguard the proximity network of pharmacies, a new method for calculating their remuneration will be evaluated in order to transform them into ‘service pharmacies’.
Social inclusion, gender equality and territorial cohesion
The epidemiological crisis has had a different impact on the various social groups, particularly affecting women, young people, workers with low professional skills and immigrant workers, with substantial differences even at regional level. In this regard, the Government's action is consistent with the European objectives set out in the European Pillar of Social Rights.
Italy has aligned itself with the other European countries by introducing first the Inclusion Income (Reddito di inclusione, ReI) and then the Citizenship Income (Reddito di cittadinanza, RdC), providing a single instrument to guarantee a minimum income and the possibility of entering the labour market. During the first three years of implementation of the measure, more than 2 million family units, corresponding to 4.65 million people, received at least one monthly payment, for a total disbursement of almost EUR 20 billion.
The Emergency Income139 (Reddito di Emergenza, REM), introduced in 2020 at the end of the first phase of the pandemic to support households in an economically disadvantaged position that have been excluded from other support measures, is configured as a simplified version of the Citizenship Income (Reddito di cittadinanza – RdC), providing a lower amount but having fewer constraints and being free from obligations linked to active labour market policies. In 2021, transfers linked to the REM amounted to EUR 2.2 billion (EUR 830 million in 2020).
The Budget Law for 2022 refinanced the RdC until 2029, increasing controls to combat any fraud and allowing the recipient to refuse up to two employment offers140. Resources are also allocated to meet the operating costs of employment centres. The two major reforms entered into force in 2022, i.e. the IRPEF reform and the reform of the Universal Single Allowance, will result in an increase in annual income of up to more than EUR 1,900 for the most disadvantaged households.

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139 Initially designed to cover only two monthly payments, the REM was later extended and partly modified by Decree Law No. 104/20202 (so-called August Decree), Decree Law No. 137/20203 (Ristori Decree), Decree Law No. 41/20214 (‘Sostegni Decree) and, finally, Decree Law No. 73/20215 (Sostegni bis Decree).
140 With the Budget Law for 2022, Art. 1, paragraphs 73-86, the definition of the benefit is modified, as is the maximum number of job offers that the beneficiary may receive before acceptance (two instead of three). Moreover, the offer is no longer determined depending on how long the RdC benefit is received, and it is defined as suitable if the offered position is within a distance of 80 km from the residence of the beneficiary (instead of 100 km, as currently provided for) or can be reached by public transport in no more than 100 minutes, in case of a first offer, or anywhere in Italy, in case of a second offer. Finally, the time limit of twelve months for the benefit is abolished.

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A National Action Plan aimed at boosting the fight against undeclared work in the various sectors of the economy, similar to the model already used for the agricultural sector, is to be adopted by the end of 2022. In particular, to prevent undeclared work in the construction sector, the Government has introduced stricter requirements for employers.
With regard to the specific aspect of helping people enter the labour market, the NRRP envisages investments (for a volume of EUR 600 million) aimed at further strengthening the Employment Centres (Centri per l'Impiego, CPI).
In order to increase women's participation in the labour market, in particular by supporting their entrepreneurial activity, the NRRP plans to: remodel the current support systems for female entrepreneurship; facilitate the implementation of entrepreneurial projects already established and operating; support female start-ups; create a favourable climate for female entrepreneurship.
In 2021, the ‘Impresa Donna’ Fund141 has been financed with EUR 160 million and a ‘National certification system for gender equality’ is being defined to guide and encourage enterprises to adopt adequate policies to reduce the gender gap in all critical areas.
In order to improve the balance between family life and work for parents, contributing to the increase in female employment, the NRRP envisages investments amounting to EUR 4.6 billion to expand the provision of childcare, increasing the number of places available in nurseries and kindergartens by at least 260,000 and increasing the number of schools offering full-time education by at least 1,000 (with an additional investment of EUR 1 billion).
In 2021, the first National Strategy for Gender Equality 2021-2026 and the new National Strategic Plan on Male Violence against Women were presented, in addition to the establishment, with the Budget Law for 2022, of an inter-institutional steering committee against sexual and gender-based violence and a National observatory for the integration of gender equality policies.
With regard to generational policies, an integral part of the Government's agenda and one of the objectives of the NRRP is to identify methods to effectively engage young NEETs. The measures put in place for this purpose are: the reinforced Youth Guarantee, youth desks in employment centres and a travelling information campaign, the Universal Civil Service, the ‘GIOVANI2030’ portal as well as the European programmes managed by the National Agency for Youth, and the Multiannual National Plan (2021-2027) on the inclusion of young people with fewer opportunities.
In January 2022, the ‘Neet Working’ plan was adopted for the identification and guidance of inactive young people. Investments in the budget manoeuvre in support of young people amount to a total of EUR 1.031 billion and are spread over several fronts: psychological support services in schools to cope with the hardships resulting from the health emergency; the permanent Fund for combating bullying and cyberbullying (EUR 2 million) and the Fund for preventing and combating behavioural and substance addictions among the younger generations (EUR 2 million for 2022 and 2023 respectively). The budget for the National Youth Council was also

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141 Decree of the Minister for Economic Development, in agreement with the Minister for the Economy and Finance and the Minister for Equal Opportunities and the Family of 30 September 2021 and Supplementary Decree of the Minister for Economic Development and the Minister for Equal Opportunities and the Family of 24 November 2021.

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NATIONAL REFORM PROGRAMME

increased by EUR 500,000. Finally, a draft enabling law is to be presented for the definition, development and coordination between the different levels of government managing youth policies, providing, inter alia, for the adoption of the National Plan for Young Generations.
The NRRP (Mission 5) also targets significant resources to the Universal Civil Service: for 2022, the financial resources used to implement these programmes amount to over EUR 330 million, supplemented by allocations dedicated to the Civil Environmental Service, amounting to EUR 10 million for the first year.
Finally, as of 2022, the ‘National Youth Card’, which allows its beneficiaries, namely young people aged between 18 and 35, to benefit from discounts and facilities has become fully operational, and the ‘Culture Bonus’ has been refinanced.
Another line of action is aimed at vulnerable and disadvantaged groups, such as people with disabilities and the elderly. On 22 December 2021, the enabling law on disability was adopted: its actions will be financed using resources from the new ‘Disability and non-self-sufficiency fund’ created with the Budget Law for 2020 (EUR 800 million in total for the three-year period 2021-2023). In addition to the aforementioned enabling law, the NRRP entails a cross-sector commitment on the part of all the competent Administrations, providing for specific investments and projects in each of the Missions.
For the inclusion of non-self-sufficient elderly people, a process of simplifying access to care services, a multidimensional assessment and the definition of a personalised project have been launched, enabling people to stay at home142.
In July 2021, the second ‘Plan for social interventions and services to combat poverty’ (2021-2023), which also includes the National Social Plan 2021-2023, was approved. The Plan establishes how to use the National Poverty Fund (amounting to a total of EUR 619 million per year), which is distributed among the territorial areas (Ambiti Territoriali, AT - associations of municipalities), to strengthen services for combating poverty.
Policies for the inclusion of migrant citizens or citizens with a migration background fit into the European framework of the new Pact on Migration and Asylum and the Action Plan on Integration and Inclusion 2021-2027 and into the strategic axis ‘Social Inclusion’ and Mission 5 ‘Cohesion and Inclusion’ of the NRRP.
In order to reduce the territorial disparities between the North and the South of Italy, the Government has decided to allocate to the southern regions no less than 40 percent of the NRRP investments with a specific territorial destination143. As of March 2022, with reference to the resources allocated so far, the target has been met even beyond expectations, with 45 percent of the resources allocated to the South. A strategic measure that has already begun is the reform of Special Economic Zones (SEZs), which has provided for the simplification of

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142 On 9 December 2021 it was signed the Directorial Decree approving the Operational Plan in which the requirements of the projects aimed at providing services to vulnerable people are defined, based on the Guidelines already approved by the Ministry, Regions and Local Authorities and in coherence with the National Plan of interventions and social services 2021-23.
143 This threshold is more ambitious than that for ordinary funds: under current legislation - as part of national investment programmes - resources must be allocated to the southern regions at least in proportion to their resident population (about 34 percent of the population).

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III. POLICY RESPONSES TO THE COUNTRY'S MAIN CHALLENGES

governance, the introduction of mechanisms to speed up interventions, and the strengthening of the role of the Commissioner for SEZs. The Government also intends to relaunch and promote ‘inner areas’, marginalised territories at risk of abandonment.
The Government intends to redevelop and enhance at least 200 properties confiscated from organised crime, which will be used to promote social housing, urban regeneration and the strengthening of local public services, as well as to help combat educational poverty in southern Italy. Several other projects financed by the NRRP will be dedicated to urban regeneration144 and the fight against housing deprivation: in 2021, funds were allocated for the National Innovative Plan for Housing Quality known as PINQUA (159 projects for EUR 2.8 billion) and funds for investments related to Integrated Urban Plans (EUR 3.13 billion) were allocated to metropolitan cities.
Sport can play an important role in inclusion processes. The Government therefore intends to set up a fund for the construction of neighbourhood sports facilities and parks to promote grassroots sport, and to facilitate access to these facilities through associations that promote integration and inclusion projects.

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144 In this context, the role that could be played by the Interministerial Committee for Urban Policies, established by Article 12 bis of Decree Law No. 83 of 22 June 2012, converted by Law No. 134 of 7 August 2012, within the measures to reorganise public intervention in the sector currently being examined by Parliament, is particularly important.

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The
ECONOMIC AND FINANCIAL DOCUMENT 2022
is available on-line
at the internet address listed below:
www.mef.gov.it ● www.dt.mef.gov.it//it/ ● www.rgs.mef.gov.it
ISSN 2239-5539